                     U.S. SECURITIES AND EXCHANGE COMMISSION
                              Washington D.C. 20549

                              ---------------------
                                   FORM 10-SB
                              ---------------------


                 GENERAL FORM FOR REGISTRATION OF SECURITIES OF
                             SMALL BUSINESS ISSUERS
                             Under Section 12(g) of
                       The Securities Exchange Act of 1934

                              ---------------------

                        FUTURE EDUCATIONAL SYSTEMS, INC.
                 (Name of Small Business Issuer in its charter)

               Nevada                                  95-4871102
   -------------------------------                  ----------------
   (State or other jurisdiction of                  (I.R.S. Employer
    incorporation or organization)                 Identification No.)

     1801 Avenue of the Stars, 6th Floor #6079
            Los Angeles, California                       90067
     -----------------------------------------        -----------
      (Address of principal executive offices)         (Zip code)

Issuer's telephone number: (310) 284-5992

Securities to be registered pursuant to Section 12(b) of the Act:

                                      none

Securities to be registered pursuant to Section 12(g) of the Act:

                                $.01 Common Stock
                                -----------------
                                (Title of Class)



                                       1.
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                              Page One of __ Pages

                      Exhibit Index is Located at Page __.



                                       2.
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                                TABLE OF CONTENTS

                                                                                   Page
PART I

Item 1.   Description of Business ..............................................

Item 2.   Management's Discussion and Analysis and Plan of Operation ...........

Item 3.   Description of Property ..............................................

Item 4.   Security Ownership of Certain Beneficial Owners and Management .......

Item 5.   Directors, Executive Officers, Promoters and Control Persons .........

Item 6.   Executive Compensation ...............................................

Item 7.   Certain Relationships and Related Transactions .......................

Item 8.   Description of Securities ............................................

PART II

Item 1.   Market for Common Equities and Related Stockholder Matters ...........

Item 2.   Legal Proceedings ....................................................

Item 3.   Changes in and Disagreements with Accountants ........................


                                       3.
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
Item 4.   Recent Sales of Unregistered Securities ..............................

Item 5.   Indemnification of Directors and Officers ............................


PART F/S

          Financial Statements .................................................

PART III

Item 1.   Index to Exhibits ....................................................

            Signatures .........................................................


                                       4.
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                                     PART I

ITEM 1. DESCRIPTION OF BUSINESS

        (a) BUSINESS DEVELOPMENT

        Future Educational Systems, Inc. ("FESI" or "Registrant" or "Issuer"), a Nevada corporation, is the surviving corporation from the merger of Island Resources, Inc., a New York Corporation, into Island Resources, Inc., a Nevada Corporation pursuant to Section 78.475 et. seq. of the Nevada Revised Statutes.

        Island Resources, Inc., a New York corporation, was originally formed as Programmed Bookkeeping Systems, Inc. ("PBSI") on September 18, 1968 under the laws of the State of New York. PBSI was changed to Island Resources, Inc. ("ISI") effective May 9, 1983. ISI's corporate charter was voided on September 25, 1991 for non-payment of state taxes. ISI's charter was revived on July 29, 1996 with 10,000,000 total authorized shares of common stock each with $0.01 par value. On October 6, 1998, the articles of incorporation was amended changing total authorized shares to 100,000,000, of which 50,000,000 shall be designated as common stock having a par value of $0.001 and 50,000,000 shall be designated as preferred stock having a par value of $0.001.

        Island Resources, Inc., a Nevada corporation, was incorporated on July 19, 2000 with 50,000,000 total authorized common shares of stock with $0.01 par value per share. On November 20, 2000, its name was changed to "Future Educational Systems, Inc."

        Island Resources, Inc., a New York corporation, was redomiciled to Nevada on November 20, 2000 pursuant to Articles of Merger of Island Resources, Inc., a New York Corporation, into Island Resources, Inc., a Nevada Corporation as the Surviving Corporation Pursuant to Section 78.475 et. seq. of the Nevada Revised Statutes.

        On March 28, 2001, a Certificate of Correction of Articles of Merger and Future Educational Systems, Inc.'s Amended Articles of Merger of Island Resources, Inc., a New York Corporation into Future Educational Systems, Inc.


                                       5.
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(formerly Island Resources Inc.), a Nevada corporation as surviving corporation, pursuant to Section 78.475 et. seq. of the Nevada Revised Statutes, was filed.

        The Issuer is the sole shareholder of Your Future Holdings, Inc. ("YFHI"), a corporation formed on January 24, 2000 under the laws of the State of Nevada. As the Issuer's wholly-owned subsidiary, YFHI owns 70% of Your Future, Inc., a development stage company, incorporated under the laws of the State of South Carolina on June 4, 1997 for the purpose of providing computer related skill training expertise nationally and internationally.

        Your Future, Inc. ("YFI") was incorporated under the laws of the State of South Carolina on June 4, 1997 for the purpose of providing skills training.

        (b) BUSINESS OF ISSUER

            I. PRINCIPAL SERVICES AND THEIR MARKETS

        The Issuer's subsidiary, YFI, markets and implements training and other products and services for organizations and individuals. Training products and services focus on enhancing personal development, job performance, effecting career shifts, and enabling entry into the workforce. Training products and services emphasize Life Skills and Basic Skills, Computer Applications, Computer Programming, and Software and Hardware Certification. YFI also provides ancillary products and services to corporate customers in the following areas:
Custom Interactive CDROM; Safety, Health, and Compliance including Behavioral Based Loss Control; Videography, and Foreign language products.

        YFI was formed initially to provide educational and occupational skills training mostly to the disadvantaged through Job Training Partnership Act ("JTPA") and Welfare to Work programs. When the Workforce Investment Act ("WIA") was passed by Congress in August, 1998, YFI sought to expand capability offerings to as many WIA communities as possible. Expansion plans are now in progress not only in WIA communities, but also for Job Corps Centers which mandate the same principles and goals of YFI. Job Corps is a residential employment and training program for disadvantaged young people between the ages of 16-24.

        The programs currently offered by YFI are as follows:


                                       6.
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        LIFE SKILLS

        This course consists of 28 core subjects relating to coping with everyday life. Subject matters covered include: Self-Concept; Self-Esteem; Self-Confidence; Dealing with Emotions; Dealing with Conflict; Dealing with Stress; Setting Priorities; Setting Goals; Decision Making; Following Directions; Solving Problems; Planning; Managing Time; Dealing with Criticism; Clear Thinking; Identifying Interests; Identifying Work Styles; Why We Work; Educational Opportunities; Resources for Achievement; Dealing with Failures; Effective Listening; Effective Speaking; Assertiveness; Relating to People; Systems Thinking; Information Seeking Skills; Giving Directions and Peer/Employer Communications.

        BASIC SKILLS

        General Education Development ("GED") Preparation via PACE Learning Systems, Inc. All modules are compatible with the national TABE criteria. Programs are via CD-Interactive, self-paced learning lessons with intermittent testing qualifications for each module. The system automatically records each relevant action by the participant and all test results. This includes a summary of number of times remediation occurs as well as the number of times testing is activated to pass a certain area of instruction.

        Modules include and are per the newest updated GED 2002 specifications:

         1.   Reading
         2.   Vocabulary
         3.   Writing
         4.   Math
         5.   Advanced Math
         6.   Science
         7.   Employability Skills

        APPLICATION TRAINING

        YFI provides a variety of application training from various software vendors. Some of the applications include:


                                       7.

        Introductions: Introduction to Microcomputers

        Systems: MicroSoft ("MS") Windows (multiple platforms); UNIX; Windows NT; Windows

        CE; Linux

        Word Processing: MS Word; Word Perfect

        Spreadsheets: MS Excel; LOTUS Notes

        Data Bases: MS Access; ORACLE; MS Project; Front Page

        Presentations: MS Powerpoint; Photo Draw

        Publishing: MS Publisher; Pagemaker

        Internet: MS Outlook

        Web Design: CIW Certified Courses

        Computers: A+

        Programming Languages: C; C++; Windows NT; Visual Basic; JAVA; CGI; Perl; COBOL; HTML; Powerbuilder; SEQUEL

        All Certified Courses provided by YFI and through its site licensing with Pro-Soft Training, Inc. have been previously approved by the American Council on Education.

        CERTIFICATION COURSES:

        Many of the above are combined to provide Certified Courses leading to the much sought after higher paying technology jobs in related industries. Such Certifications provided by YFI, include, but are not limited to the following:

        1.     MOUS -- Microsoft Office User Specialist

        2.     MCSE -- Microsoft Certified Systems Engineer

        3.     MCP -- Microsoft Certified Professional

        4.     MCSD -- Microsoft Certified Solution Developer

        5.     A+

        6.     Network +

        7.     I-Net+

        8.     Linux Professional Institute Certification Track (LPIC)

        9.     CISCO Certification Courses -- CCNA, CCNP

        10.    CCNT -- Certified Convergent Network Technologies

        11.    OCP DBA -- ORACLE Database Administrator Certification

        12.    MCDBA -- Microsoft Certified Database Administrator


                                       8.

        VOCATIONAL OFFERINGS:

        Vocational offerings are provided on a pre-scheduled basis with varying time limits. Qualified participants are carefully assessed and screened prior to being accepted into such courses to assure this is the vocational skill they wish to pursue to enhance their lives.

                         CUSTOMER SERVICE REPRESENTATIVE

        This course of study teaches participants the necessary skills to obtain employment in the Customer Service industry. Participants are instructed in basic computer skills, problem-solving techniques, business telephone etiquette and customer service fundamentals. In addition, this course of study includes training in resume writing and job search, interview and interview follow-up skills.

                     CUSTOMER SERVICE SYSTEMS ADMINISTRATOR

        This course of study teaches participants necessary skills to obtain employment in the Customer Service industry. Participants are instructed in basic computer skills, problem-solving techniques, business telephone etiquette and customer service fundamentals. This course of study will also include training in resume writing and job search, interview and interview follow-up skills. In addition, the student learns to build, maintain and repair personal computers.

                        MEDICAL ADMINISTRATIVE ASSISTANT

        This course of study gives participants the necessary skills to obtain entry-level employment as a Medical Administrative Assistant (Front Office Assistant/Receptionist) in a medical office environment (Physician's Office, Clinic or Hospital). Participants are instructed in basic medical terminology, medical office procedures, manual and computerized medical billing skills, basic computer applications skills, problem-solving techniques, business telephone etiquette and patient relations fundamentals. In addition, this course of study includes training in resume writing and job search, interview and interview follow-up skills.


                                       9.

                       MEDICAL BILLING & CODING SPECIALIST

        This course of study gives participants the necessary skills to obtain entry-level employment as a Medical Billing Specialist in a medical office environment (Physician's Office, Clinic or Hospital). Participants are instructed in basic medical terminology, medical office procedures, manual and computerized medical billing skills, basic computer applications skills, problem-solving techniques, business telephone etiquette and patient relations fundamentals. In addition, this program includes an extra four weeks of instruction in medical coding procedures for physicians' offices, hospitals and durable medical equipment, as well as test preparation for NHH certification. This course of study will also include training in resume writing and job search, interview and interview follow-up skills.

                      MEDICAL OFFICE SYSTEMS ADMINISTRATOR

        This course of study gives participants the necessary skills to obtain entry-level employment as a Medical Office Systems Administrator in a medical office environment (Physician's Office, Clinic or Hospital). Participants are instructed in basic medical terminology, medical office procedures, manual and computerized medical billing skills, basic computer applications skills, problem-solving techniques, business telephone etiquette and patient relations fundamentals. In addition, this program includes an extra four weeks of instruction in medical coding procedures for physicians' offices, hospitals and durable medical equipment, as well as test preparation for NHH certification. Another added feature of this program is the 40 more hours directed at teaching the student to build, maintain and repair microcomputers in the medical office environment. This course of study also includes training in resume writing and job search, interview and interview follow-up skills.

                          SYSTEMS NETWORK ADMINISTRATOR

        This course of study provides participants with the ability to understand basic networking and network capabilities. It focuses on the Windows Operating System, server workstation, and server in the enterprise. The program will provide a comprehensive step-by-step guide to configuring,


                                      10.

        troubleshooting, assembling and networking computers. In addition, this program will include hands-on labs and preparation for Certification exams. Students successfully completing this course of study will expect to be employed in the technology area as a Technical Support Representative, Help Desk Representative or Systems Administrator.

                           NETWORK OFFICE ADMINISTRATOR

        This course of study provides participants with the ability to understand basic networking and network capabilities. It focuses on the Windows Operating System, server workstation, and server in the enterprise. The program will provide a comprehensive step-by-step guide to configuring, troubleshooting, assembling and networking computers. The program will also offer instruction in how to maintain and repair personal computer equipment in the office environment. In addition, this program includes hands-on labs and preparation for Certification exams. Students successfully completing this course of study will expect to be employed in the technology area as a Technical Support Representative, Help Desk Representative or Systems Operators.

                           ORACLE DATABASE ADMINISTRATOR

        This course of study provides participants with comprehensive training for tuning and updating applications using Oracle8 database and application development utilities. Upon completion, students will know hot to create and modify database data using SQL*Plus, create queries, Form Builder and Report Builder. This program includes hands-on labs and preparation for Certification exams. Students who successfully complete this training can expect to be employed as an Oracle Database Administrator.

                           ORACLE APPLICATION DEVELOPER

        This course of study provides participants with comprehensive training for developing applications using Oracle8 database and application development utilities. Using a step-by-step guide using Oracle8 software, upon completion of this course of study, students will know how to create and modify database data using SQL*Plus, create queries using Query Builder, Procedure Builder for creating PL/SQL programs, Form Builder and Report



                                      11.

        Builder. This program includes hands-on labs and preparation for Certification exams.

                           WEBMASTER DEVELOPER

        This course of study provides participants with comprehensive training in development of Web pages and Internet communication technology. The program provides a comprehensive step-by-step guide to Website creation as well as design to analysis of multiple server platforms. Students will have the opportunity to create Web designs, evaluate Websites and experience the behind-the-scenes activity associated with Web design.

                           OFFICE USER SPECIALIST

        This course of study provides participants with comprehensive training that will help them develop skills necessary to demonstrate through on-the-job task and certification exams a proficient level of understanding of Word, Excel, Access and Outlook. With a step-by-step guide for using Microsoft Office Suite of products, users learn how to create, edit and output created documents in the Microsoft Office Suite of products. Preparation for exams is included in the program.

                  (ii) DISTRIBUTION METHODS OF THE PRODUCTS AND SERVICES.

        To pursue the population most in need of YFI's total offerings, YFI utilizes constant communication with the following agencies:

                           Department of Social Service Offices
                           WIA One-Stop Centers
                           WIA Agencies
                           Chamber of Commerce Offices
                           Job Corps Campuses/Contractors
                           Department of Juvenile Justice
                           Pre-Trial Intervention
                           Family Court
                           Local Magistrates
                           Corporate Offices


                                      12.

                           Youth Organizations
                           Rehabilitation Services
                           Veterans Organizations

        Corporate and Organizational Segments: Corporate recognition via internet presence, brochures, media packets, interactive CD Orientation and Marketing CD's, coordinated advertising campaigns support sales efforts.

        Individual Segment: Large opportunity customers are contacted in person by corporate personnel. Smaller opportunity customers are contacted by telephone, CD-ROM products, and selected advertising brochures.

        Workforce Development Segment: YFI uses its WIA Vendor Certificate at all Workforce Investment Act Assessment Centers in the specific locations of its learning centers. Personal referral and overall corporate programs are projected to encourage those who obtain training vouchers to select YFI as their training provider. YFI's overall multiple course offerings provide a significant competitive edge as a one-stop learning center.

        Present marketing plans call for limited identity exposure via local newspaper ads. Upon approval of the partnership with Harbin Software Dynamics ("HSD") and Computer Network Enterprises, Inc. ("CNE"), YFI is integrating a four-person telemarketing crew in the Charleston facility to market all products and services of this partnership. The marketing crew will be composed of experienced New Horizons marketing personnel with excellent historically documented results. This same type of marketing will be also integrated at each site where the partnership exists.

        Normal face-to-face marketing of all YFI will integrate all new products as of January, 2002. These include, but may not be limited to: Safety/Health CD-Interactive programs mandated by OSHA annually at almost all operating entities; Conducting of Behavioral Loss Control Seminars, initially a small test group in Charleston, expanding to national scope; Direct marketing to corporations of Enterprise Licensing Products; Strong emphasis on marketing of new vocational programs to all government funded organizations in the immediate area and then to all expansion sites; re-establishment of Greenville, South Carolina site to recapture government-funded contracts there as well as to promote the products and services of the newly-proposed partnership with HSD and CNE.



                                      13.
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            (iii) COMPETITIVE BUSINESS CONDITIONS AND THE REGISTRANT'S
COMPETITIVE POSITION IN THE INDUSTRY AND METHODS OF COMPETITION

        Basic/Certified Computer Training Products and Services are provided nationally and internationally by Executrain, New Horizons, Inc., Productivity Point, Computer Learning Centers, Inc., and 4thR, Inc. Workforce Development Competition is encountered at each of the local areas created. More nationwide competition may emerge as the opportunity presented by Workforce Investment Act is more broadly appreciated.

        Nationwide competition in Safety, Health, and Compliance Products and Services presently exist through the more recognized companies Behavior Science Technology, Inc. and DuPont Corporation.

        The recent change in vision and focus of YFI is projected to reduce the competition previously experienced by expanding its products and services. The original focus was providing Microsoft Products in both commercial and government funded programs only. Big competitors such as New Horizons, Executrain, and Productivity Point as well as various local training companies posed stiff competition in this arena.

        The proposed acquisition of Advantage Training Systems ("ATS") in Clearwater, Florida and the partnerships with Harbin Software Dynamics ("HSD") and Computer Network Enterprises, Inc. ("CNE") would provide a wide variety of software/hardware and support functions. The proposed acquisition and partnership, which is not prevalent throughout the country, is projected to turn YFI into a unique entity that provides ability for one-stop offerings.

        The application of selected vocational programs for both commercial and government-funded programs provides YFI with a competitive edge in such bid awards and integration into Job Corps sites. These include, but are not limited to: Customer Service, Medical Offerings and Paralegal Programs.

        YFI's main business risk is the temporary difficulty in obtaining adequate funding to properly integrate this newly created combination of services to its proposed expansion sites. The products and services are both proven over many



                                      14.

years and via large competitive training companies. The integration of such offerings does not exist in other such companies.

            (iv) TRADEMARKS

        The following registered service mark is owned by YFI: "YOUR FUTURE". The service mark was registered on June 2, 1998 under Registration No. 2,162,129 covering the following type of services: computer education training in International Class 41.

            (v) NEED FOR GOVERNMENT APPROVAL OF SERVICES

        YFI is an approved Workforce Investment Act ("WIA") vendor in South Carolina, Kentucky, Georgia, and North Carolina.

        In addition, YFI is especially well-networked to provide products and services without high fixed costs. A partial list of its Site Licenses and Distributorships are as follows:

               i. PACE Learning Systems for GED -- Content provider for Basic and Life Skills (CD-Interactive, Self Paced) (exclusive license)

               ii. Pro-Soft (ComputerPREP) -- Office 2000 and reduction of materials cost for most all other available applications

               iii. Mastery Technologies -- OSHA Compliance CD ROM Distributor for more than 70 Safety Health Programs (CD-Interactive, Self-Paced)

               iv.    Behavioral Loss Control Seminars

               v.     American Management Association (AMA)

               vi. Quest 2000 -- more than 150 CD-Interactive Programs bundled for usage at corporate sites for in-house training (CD-Interactive, Self Paced)

        Most government contracts normally call for a Response to a Proposal ("RFP") requiring a 4 to 5 month delay from bid response to award and commencement of program. Most WIA contracts are let for bidding in the January/February time frame and commence on July 1st and end the following June 30th. However, the WIA also has training available to certified training centers in each state. YFI is presently certified in South Carolina, North Carolina, Georgia and Kentucky; applications for certification in other states have been



                                      15.

submitted.

        These training opportunities are provided via the one-stop centers that assess qualified persons and then send them to personally selected training vendors for enhancement training in educational, occupational or vocational programs.

        The first year-and-a-half of this program proved to be a disaster to all concerned, at least in YFI's immediate operating area. Most monies were used by the WIA state agency to create the infrastructure of the WIA operation, leaving little or no funds available for training. However, it is now understood that training dollars are being mandated by the government and will become available at the beginning of 2002. YFI has observed some initial activity from its one-stop center in this regard, the first since the WIA inception of July 1, 2000.

        Another facet of the WIA is the operation of over 120 Job Corps sites around the country. Again, RFP's are the norm as to contracting with these government entities. However, as YFI is partnering with Resource Consulting, Inc. (RCI), opportunities are available directly with contractors who operate these sites.

        A proposal with RCI will be presented in December 2001 and the program is slated to start on May 1, 2002 until April 30, 2004. Three one-year options will be available.

        There really are no direct monies available via the government without some sort of competitive bid and/or relationship with a company as a sub-contractor.

            (vi) EFFECT OF EXISTING OR PROBABLE GOVERNMENTAL REGULATIONS ON BUSINESS

        The Company is not aware of any foreseeable governmental regulations that may adversely affect the operations of YFI or its proposed plans.

        There are some potential positives in legislation relating to the Job Corps Programs. Congress is strongly advocating large companies operating such sites to incorporate small businesses and to enhance their present vocational offerings to meet the labor demand of the 21st century.


                                      16.

        Moreover, the increase in unemployment brought about by the economic effect of the September 11, 2001 terrorist attack in New York is foreseen to increase the demand for training in new skills by laid-off employees. Already, the government is issuing additional funds for such training, over and beyond that previously advocated.

ITEM 2. MANAGEMENT'S DISCUSSION AND ANALYSIS AND PLAN OF OPERATION

        All statements, trend analysis and other information contained in this Registration Statement relative to market for the products and services of Future Educational Systems, Inc. ("Company" or "Registrant" or "Issuer") and trends in revenues, gross margin and anticipated expense levels, as well as other statements including words such as "believe," "anticipate," "expect," "estimate," "plan" and "intend" and other similar expressions, constitute forward-looking statements. Those forward-looking statements are subject to business and economic risks, and the Company's actual results of operations may differ from those contained in the forward-looking statements. The following discussion of the financial condition and results of operations of the Company should also be read in conjunction with the Financial Statements and Notes related thereto included elsewhere in this Registration Statement.

        (a) MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

            (i) REVENUES

        The nine months ended September 30, 2001 generated $27,390 in sales for the Company, compared to $46,181 in sales for the same period last year.

        YFI had originally projected the ability to provide certification training and to become a total Microsoft Training Provider. Certification training is the high-end income/profit product of present training entities. However, implementation had to be delayed, thus the projections on income were not realized as originally intended. Certification training is slated to be completed by early 2002.

        The current global economic slowdown has affected the funding flow to YFI


                                      17.

from its investors. The uncertainty in regularity of funds to set up new learning sites has dampened YFI's ability to enter into medium-term lease commitments to set up the sites.

            (ii) GENERAL, ADMINISTRATIVE AND DEVELOPMENT EXPENSES

        The Company incurred general, administrative and development expenses in the amount of $471,504 for the nine months ended September 30, 2001, compared to $213,158 for the same period last year.

        Salaries and wages in the amount of $112,517 as well as service contract fees in the amount of $145,178 comprise more than fifty percent of the general, administrative and development expenses for the nine months ended September 30, 2001. For the same period last year, salaries and wages in the amount of $90,304 as well as service contract fees in the amount of $33,112 comprise more than fifty percent of general, administrative and development expenses.

            (iii) DEPRECIATION AND AMORTIZATION

        Depreciation and amortization expense increased from $13,246 in the first nine months of 2000 to $17,712 in the first nine months of 2001. The slight increase was due to acquisition of office equipment and software by the operating subsidiary.

            (iv) NET LOSS PER SHARE

        Net loss per share was at $0.01 for the nine months ended September 30, 2001, compared to a net loss per share of $0.34 for the same period last year. The decrease was attributable mainly to additional issuance of shares by the Registrant.

            (v) LIQUIDITY

        As of September 30, 2001, the Company had an accumulated deficit in the amount of $1,631,987. Investors of the Company advanced funds to the Company for its development and marketing operations. As of September 30, 2001, investors have advanced $851,089 which had been cancelled in exchange for issuance of 8,610,890 shares of common stock of the Company.


                                      18.

        (b) PLAN OF OPERATION

        The Registrant's operating subsidiary, YFI, has created and implemented a new web-site to properly reflect the full capabilities, vision and focus of its products/services. It has also upgraded the corporate server/network to facilitate the internal and expanded expectations of multiple site communications.

        The following short-term potentials were identified:

        - Griffin, Georgia site: A one (1) year Workforce Investment Act ("WIA") contract estimated to be valued at $200,000.00 and a projected profit of $120,000.00 is expected to be finalized in November 2001. Actual training is anticipated to commence in December, 2001 and not later than January, 2002.

        -      Charleston/Corporate:

               - Based upon recent change in focus of YFI on providing vocational courses in Customer Service, Medical and/or Paralegal work opportunities, it is commencing its first Customer Service class as of November 26, 2001. Presently, six participants at $1,000.00 each for a four-week course have been identified. Published schedules of all vocational offerings have been completed and will be available via YFI website and other communication outlets.

               - Vocational offerings range from four to 11 weeks and command income/participant from $1,000.00 to $3,500.00 each. Maximum class size has been set at a ratio of 12 students per instructor.

               - Certified Classes: In order to minimize overhead and costs and maximize potential, YFI is partnering with a firm called Harbin Software Dynamics, Inc. ("HSD"). Larry and Cheryl Harbin come from the franchise operations of both Executrain and New

                      Horizons ("NH"). They collectively have started four NH sites and taken them from zero revenue start-ups to $500,000/month operations in Greenville, South Carolina, more than $200,000/month in Virginia Beach and over $200,000/month in Charleston, South Carolina as examples. YFI is projecting an average of more than $250,000/month in all sites it partners in with HSD and much larger income potentials in such sites as Tampa and Greenville, South Carolina. These, in addition to Charleston, are the initial partnership sites.

               - An additional partnership is being created with a firm called CNE, a networking and service company already profitable in every quarter for the past four years. It is the intent of these partnerships to create a unique entity, a one-stop solution provider for all related training software and hardware needs. The synergy created allows all partners to greatly expand their geographic locations as well as total income and profit potential.

               - Certified classes are anticipated to commence January, 2002 with 6-12 students at $10,000.00 each for five consecutive one-week courses. This completes a selected certified track for Microsoft Certifications.

               - Student Loan Programs are being integrated to allow for all persons to be able to take and complete these highly visible job opportunity courses.

               - Safety Programs and Seminars: In addition to YFI's distributorship of over 70 Safety/Health CD-Interactive OSHA mandated training programs, YFI has integrated a professional presenter of Behavioral Based Loss Control Seminars to increase safety awareness to all employees and greatly reduce corporate expenditures as to workman's compensation costs. The first scheduled seminar is set in January, 2002 with a minimum of 15 attendees at $395.00 each per day. Seminars range from one to two days. These seminars command national attendance and could expand to 300 attendees/day and could be held in larger venues.

                      Anticipated profit per day will be 35-40% of the gross income.

               - Workforce Investment Act ("WIA"). As this program is into its second year, it is anticipated that the potential for YFI in all areas of expansion will greatly increase. The largest reason for this projected increase in anticipated income/profit is the change of focus to highly visible job opportunity placements via the above-mentioned vocational offerings.

               - Job Corps is a 44-year-old government-funded program serving disadvantaged youth from ages 14-21. YFI has recently joined this association to create vocational and educational training opportunities in the over 120 Job Corps campuses in the U.S.

                      In November 2001, YFI was approached by a very large operating contractor of multiple Job Corps sites, Resource Consultants, Inc. ("RCI"). RCI is a very large international Department of Defense (DOD) contractor. They presently operate the Job Corps Center in Gulfport, Mississippi and operate contracting portions of over 18 others.

                      A recent Department of Labor ("DOL") conference informed existing contract operators of Job Corps sites that they will be mandated to sub-contract a minimum of 22% of the total training budget to Small Businesses like YFI and to provide enhancement and upgrades to existing vocational offerings.

                      YFI has signed a partnering agreement with RCI for a proposal to the Woodland Job Corps Center in Laurel, Maryland. YFI is to be totally responsible for all vocational training at this site. The proposal for both a written and oral presentation is due in Philadelphia to the DOL on December 3, 2001. If YFI is selected, programs will commence May 1, 2002 and will be guaranteed through April 30, 2004. If running per projections, there are automatic one year options for three additional years before resubmitting for continuation of the contract at that site. Periodic Responses to a Proposal ("RFP") are issued by all 120 sites. The YFI portion of this offering will be $1,000,000.00/year with an estimated profit of $375,000/year for a minimum of two years.

                      An immediate opportunity could also now be available at the Gulfport, Mississippi site as RCI is not meeting their placement criteria due to the courses now being presented compared to the available job markets in that area. YFI's new vocational offerings are slated to overcome this void at this site and could be an answer to all contractors experiencing the same problem nationwide. Although there is no guarantee, the presence of RCI at over 19 Job Corps sites presently, their strong relationship with government contracting and YFI's ability to provide them with the missing links of upgrading and enhancing vocational training programs are strong elements for YFI to gain the Laurel, Maryland contract.

        The acquisition of Advantage Training Systems (ATS) in Clearwater, Florida, the acceptance of the partnership criteria of HSD and CNE, and the availability of timely funding to meet the above programs as indicated will enable YFI to meet its revenue projections.

ITEM 3. DESCRIPTION OF PROPERTY

        The Issuer's subsidiary, YFI, has operating corporate headquarters located at 7301 Rivers Avenue, Suite 260, N. Charleston, South Carolina 29406. YFI offers large, comfortable classrooms and low student-to-instructor ratios. The desired ratio is 10 to 1, the maximum is 12 to 1.

        A minimum of two classrooms, one for pre-scheduled or elongated programs and a Learning Lab for self-paced learning are provided. Examples of self-paced learning would be GED preparation by PACE Learning Systems. Participants advance through the GED modules per their own capabilities and are not intimidated by others around them. Most all other application and certified courses are also available in the Learning Lab and text materials and other necessary tools are supplied. All Learning Lab hours are monitored by a qualified Instructor.

ITEM 4. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

        (a) SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS.

        The following table sets forth the security and beneficial ownership for each class of equity securities of the Company for any person who is known to be the beneficial owner of more than five (5%) percent of the Company as of October 31, 2001.

                       Name and                     Amount and
                      Address of                    Nature of
                      Beneficial                    Beneficial                 Percent
Title of Class           Owner                         Owner                   of Class
--------------        ----------                    ----------                 --------
Common            Ridgeway Commercial                2,610,890                  28.40%
                  Ventures Ltd.
                  60 Market Square
                  PO Box 634
                  Belize City, Belize

                  Asean Commercial Holdings Ltd.
                  2402 Bank of America Tower         6,000,000                  65.28%
                  15 Harcourt Road
                  Central Hong Kong

                  Clayport Investment Ltd.             469,782                   5.11%
                  P.O. Box 5561
                  Main Street
                  Charlestown, Nevis

        (b) SECURITY OWNERSHIP OF MANAGEMENT.

            The following table sets forth the ownership for each class of equity securities of the Company owned beneficially and of record by all directors and officers of the Company.

                  Name and                  Amount and
                  Address of                Nature of
                  Beneficial                Beneficial             Percent
Title of Class       Owner                     Owner               of Class
--------------    ----------                -----------           ---------
Common            Gilbert Cheang                  0                   0%

Common            Nenita Roses                    0                   0%

Common            Moises Villanueva               0                   0%

Common            Roy Rayo                        0                   0%

Common            All Officers and                0                   0%
                  Directors as a Group
                  Four [4] individuals)


ITEM 5.  DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS.

                  The directors and officers (and promoters, affiliates and control persons) of the Company are as follows:

                  Name                           Age                Position
                  ----                           ---                --------
                  Gilbert Cheang                  42                Director/President

                  Nenita Roses                    46                Director

                  Moises Villanueva               38                Director/Treasurer

                  Roy Rayo                        35                Secretary

                The above listed officers and directors will serve until the next annual meeting of the shareholders or until their death, resignation, retirement, removal, or disqualification, or until their successors have been duly elected and qualified. Vacancies in the existing Board of Directors are filled by majority vote of the remaining Directors. Officers of the Company serve at the will of the Board of Directors. There are no agreements or understandings for any officer or director to resign at the request of another person and no officer or director is acting on behalf of or will act at the direction of any other person. There is no family relationship between any executive officer and director of the Company.

        RESUMES

        The following table sets forth the name, address and position of each executive officer and director of the Issuer as of the date hereof:

Name              Position                  Address
----              --------                  -------
Gilbert Cheang    Director/President        1801 Ave. of the Stars
                                            6th Flr. #6079
                                            Los Angeles, CA 90067

Nenita Roses      Director                  1801 Ave. of the Stars
                                            6th Flr. #6079
                                            Los Angeles, CA 90067

Moises Villanueva Director/Treasurer        1801 Ave. of the Stars
                                            6th Flr. #6079
                                            Los Angeles, CA 90067

Roy Rayo          Secretary                 1801 Ave. of the Stars
                                            6th Flr. #6079
                                            Los Angeles, CA 90067

        The principal occupation and business experience during the last five years for each of the present directors and executive officers of the Issuer are as follows:

        Mr. Gilbert Cheang, the Company's newly appointed Director, President and Chief Executive Officer, has a Master's Degree in Business Administration from the University of Dallas in Irving, Texas. From 1987 to 1989, Mr. Cheang served as Cash Manager and Investor Reporter for Aspen Mortgage Company in Dallas, Texas. Subsequently, Mr. Cheang served as Financial Analyst for AccuBanc Mortgage Corp. in Dallas, Texas, that also involves investor reporting and US Federal Housing Authority & Veterans Administration foreclosure claims. Mr. Cheang is currently General Manager and Proprietor of his own business, GAPCO Market Resources, a company dealing primarily with different Philippine cement manufacturers.

        Mr. Roy Rayo, the Company's newly-appointed Secretary, was an associate at SyCip Salazar Hernandez & Gatmaitan in Makati City, Metro Manila, Philippines, from September 1997 through May 2000. At this firm, he assisted in prosecution and maintenance of trademark applications and registrations. From April through August 1997, Mr. Rayo was a law clerk in the Circuit Court of the Second Circuit in Maui, Hawaii. From January through March 1997, Mr. Rayo served as legal analyst for the House of Representatives of the State of Hawaii. From June through July 1994, Mr. Rayo was an intern at the United Nations Economic and Social Commission for Asia and the Pacific, Bangkok, Thailand.

        Ms. Nenita Roses has been president of Reflections Salon since 1992.

        Mr. Moises Villanueva is currently tax manager of the accounting firm Laya Mananghaya & Co. based in Manila. From 1997 to 1998, we was senior manager at the accounting firm Joaquin Cunanan & Co. He also served as tax partner at Diaz Murillo Dalupan accounting firm from 1996 to 1997.

        The officers and directors may be deemed parents and promoters of the Issuer as those terms are defined by the Securities Act of 1933, as amended. All directors hold office until the next annual stockholders' meeting or until their death, resignation, retirement, removal, disqualification, or until their successors have been elected and qualified. Officers of the Issuer serve at the will of the Board of Directors.

        No remuneration has been paid to or is contemplated for officers and directors except reimbursement for out-of-pocket expenditures for activities on the Issuer's behalf. None of the officers and directors anticipates devoting more than 10% of his or her time to Issuer activities.

        For the fiscal year ended December 31, 2000, the Issuer paid no compensation or consulting fees to its executive officers as a group. The

Issuer is not a party to any employment agreements with any of its officers or directors. The Issuer has no retirement pension, profit sharing or stock option plans or insurance or medical reimbursement plans covering its officers and directors, and does not contemplate implementing any such plans at this time.

        None of the officers or any of the directors of the Company own any securities of the Company.

        CONFLICTS OF INTEREST

        The officers and directors of the Company are now and may in the future become shareholders, officers or directors of other companies that may be engaged in business activities similar to those conducted by the Company. Accordingly, conflicts of interest may arise in the future with respect to such individuals acting on behalf of the Company or other entities. Moreover, additional conflicts of interest may arise with respect to opportunities which come to the attention of such individuals in the performance of their duties or otherwise. The Company does not currently have a policy of requiring a right of first refusal pertaining to opportunities that come to management's attention insofar as such opportunities may relate to the Company's business operations.

        The officers and directors are, so long as they are officers or directors of the Company, subject to the restriction that all opportunities contemplated by the Company's plan of operation which come to their attention, either in the performance of their duties or in any other manner, will be considered opportunities of, and be made available to the Company and the companies that they are affiliated with on an equal basis. A breach of this requirement will be a breach of the fiduciary duties of the officer or director. If the Company or the companies in which the officers and directors are affiliated with both desire to take advantage of an opportunity, then said officers and directors would abstain from negotiating and voting upon the opportunity. However, all directors may still individually take advantage of opportunities if the Company should decline to do so. Except as set forth above, the Company has not adopted any other conflict of interest policy with respect to such transactions.

ITEM 6. EXECUTIVE COMPENSATION.

        The following table sets forth compensation paid or awarded to all officers and directors of the Company.

Name and                                                                             All Other
Principal Position                          Year       Salary        Bonus           Compensation
------------------                          ----       ------        -----           ------------
Gilbert Cheang                              2001       None          None               None
(President & Director)

Nenita Roses                                2001       None          None               None
(Director)

Moises Villanueva                           2001       None          None               None
(Treasurer & Director)

Roy Rayo                                    2001       None          None               None
(Secretary)


        During the last three calendar years, none of the Company's previously serving officers and directors received compensation for their services rendered to the Company. During the same period, the Company did not accrue compensation for any such persons pursuant to any agreement or otherwise.

        EMPLOYMENT AGREEMENTS

        The Company has no employment agreements with any of its officers, directors or employees. No retirement, pension, profit sharing, stock option or insurance programs or other similar programs have been adopted by the Company for the benefit of its employees.

ITEM 7.  CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.

        There have been no related party transactions, or any other transactions or relationships required to be disclosed pursuant to Item 404 of Regulation S-B.

ITEM 8. DESCRIPTION OF SECURITIES.

        The following statements constitute brief summaries of the Company's Articles of Incorporation and Bylaws. Such summaries do not purport to be fully complete and are qualified in their entirety by reference to the full text of the Articles of Incorporation and Bylaws of the Company.

        The Company's authorized capital stock consists of 50,000,000 shares of common stock, par value $.01 per share. There are 39,191,495 Common Shares issued and outstanding as of September 30, 2001.

        All shares of Common Stock have equal voting rights and, when validly issued and outstanding, are entitled to one vote per share in all matters to be voted upon by shareholders. The shares of Common Stock have no preemptive, subscription, conversion or redemption rights and may be issued only as fully-paid and non-assessable shares. Cumulative voting in the election of directors is not permitted, which means that the holders of a majority of the issued and outstanding shares of Common Stock represented at any meeting at which a quorum is present will be able to elect the entire Board of Directors if they so choose and, in such event, the holders of the remaining shares of Common Stock will not be able to elect any directors. In the event of liquidation of the Company, each shareholder is entitled to receive a proportionate share of the Company's assets available for distribution to shareholders after the payment of liabilities and after distribution in full of preferential amounts, if any. All shares of the Company's Common Stock issued and outstanding are fully-paid and non-assessable. Holders of the Common Stock are entitled to share pro rata in dividends and distributions with respect to the Common Stock, as may be declared by the Board of Directors out of funds legally available therefor.

                                     PART II

ITEM 1. MARKET PRICE OF AND DIVIDENDS ON THE REGISTRANT'S COMMON EQUITY AND RELATED STOCKHOLDER MATTERS.

        A) MARKET PRICE.

            The Company's common stock is not currently traded on any over-the-counter or national market.

            The Securities and Exchange Commission adopted Rule 15g-9, which established the definition of a "penny stock," for purposes relevant to the Company, as any equity security that has a market price of less than $5.00 per share or with an exercise price of less than $5.00 per share, subject to certain exceptions. For any transaction involving a penny stock, unless exempt, the rules require: (i) that a broker or dealer approve a person's account for transactions in penny stocks; and (ii) the broker or dealer receive from the investor a written agreement to the transaction, setting forth the identity and quantity of the penny stock to be purchased. In order to approve a person's account for transactions in penny stocks, the broker or dealer must (i) obtain financial information and investment experience and objectives of the person; and (ii) make a reasonable determination that the transactions in penny stocks are suitable for that person and that person has sufficient knowledge and experience in financial matters to be capable of evaluating the risks of transactions in penny stocks. The broker or dealer must also deliver, prior to any transaction in a penny stock, a disclosure schedule prepared by the Commission relating to the penny stock market, which, in highlight form, (i) sets forth the basis on which the broker or dealer made the suitability determination; and (ii) that the broker or dealer received a signed, written agreement from the investor prior to the transaction. Disclosure also has to be made about the risks of investing in penny stock in both public offering and in secondary trading, and about commissions payable to both the broker-dealer and the registered representative, current quotations for the securities and the rights and remedies available to an investor in cases of fraud in penny stock transactions. Finally, monthly statements have to be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks.

            For the initial listing in the NASDAQ SmallCap market, a company must have net tangible assets of $4 million or market capitalization of $50 million or a net income (in the latest fiscal year or two of the last fiscal years) of $750,000, a public float of 1,000,000 shares with a market value of $5 million. The minimum bid price must be $4.00 and there must be 3 market makers. In addition, there must be 300 shareholders holding 100 shares or more, and the company must have an operating history of at least one year or a market capitalization of $50 million.

            For continued listing in the NASDAQ SmallCap market, a company must have net tangible assets of $2 million or market capitalization of $35 million or a net income (in the latest fiscal year or two of the last fiscal years) of $500,000, a public float of 500,000 shares with a market value of $1 million. The minimum bid price must be $1.00 and there must be 2 market makers. In addition, there must be 300 shareholders holding 100 shares or more.

            (b) HOLDERS.

            As of October 31, 2001, the total of the Company's outstanding Common Shares are held by 1,035 equity holders (including Cede & Co. street held securities).

            The company's authorized common stock consists of 50,000,000 shares with $0.01 par value per share.

            Records regarding changes in stockholders' equity for the period September 18, 1968 through December 31, 1998 are not available.

            As of December 31, 1999, there were 19,0000,000 shares issued and outstanding, retroactively restated to reflect a 1:500 reverse stock split as of April 3, 2000. After the reverse stock split, total shares outstanding as restated are 38,707 shares.

            On September 22, 2000, a 15 to 1 forward stock split was effected on the issued and outstanding shares of 38,807 shares resulting to a restated number of shares of 580,605.

            On December 22, 2000, Future Educational Systems, Inc. entered into a stock exchange agreement with Your Future Holdings, Inc. Under the agreement, FESI exchanged 30,000,000 of its common shares in exchange for 15,000,000 of YFHI common shares registered under Ridgeway Commercial Ventures Ltd. (7,500,000) and Asean Commercial Holdings Ltd. (7,500,000), which represent 100% of YFHI's issued and outstanding shares.

            On December 22, 2000, a stock purchase agreement was entered between Your Future Holdings, Inc. and Your Future, Inc. Under the agreement, YFHI would purchase 8,750,000 common shares of YFI, which represent 70% of the total issued and outstanding shares of YFI, at a purchase price of $1,000,000.

            On July 27, 2001, the Company entered into a stock purchase agreement with Asean Commercial Holdings Ltd. Pursuant to the said agreement, the Company issued 6,000,000 of its Common Shares in cancellation of indebtedness to Asean Commercial Holdings Ltd. in the amount of $600,000.00. In addition, on September 28, 2001, 2,610,890 Common Shares were issued to Ridgeway Commercial Ventures Ltd. in cancellation of indebtedness in the amount of $261,089.00.

            These shares of the Company's Common Stock were issued in accordance with the exemption from registration under Regulation S of the Rules and Regulations promulgated under the Securities Act of 1933, as amended. In connection with the said purchase, the purchaser agreed as follows:

                (a) All offers and sales of the securities prior to the expiration of the distribution compliance period of Regulation S (Rule 901 and 905, and Preliminary Notes) shall have offering restrictions imposed;

                (b) The offer or sale, if made prior to the expiration of a one-year distribution compliance period, is not made to a U.S. person or for the account or benefit of a U.S. person; and

                (c) The offer or sale, if made prior to the expiration of a one-year distribution compliance period, will be made pursuant to the following conditions:

                                1. The purchaser of the securities (other than a
                        distributor) certifies that it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person or is a U.S. person who purchased securities in a transaction that did not require registration under the Act.

                                2. The purchaser of the securities agrees to
                        resell such securities only in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and agrees not to engage in hedging transactions with regard to such securities unless in compliance with the Act;

                                3. The securities of the Seller contain a legend
                        to the effect that transfer is prohibited except in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and that hedging transactions involving those securities may not be conducted unless in compliance with the Act; and

                                4. The Company is required, either by contract
                        or a provision in its bylaws, articles, charter or comparable document, to refuse to register any transfer of securities not made in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes) pursuant to registration under the Act, or pursuant to an available exemption from registration; provided, however, that if the securities are in bearer form or foreign law prevents the Seller from refusing to register securities transfers, other reasonable procedures are implemented to prevent any transfer of the securities not made in accordance with the provisions of this Regulation S.

                (d) For offers and sales of equity securities of domestic issuers, not to engage in hedging transactions with regard to such securities prior to the expiration of the distribution compliance period specified in (a) above, unless in compliance with the Act.

        As of September 30, 2001, the Company believes that 508,020 of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

        In general, under Rule 144, a person (or persons whose shares are aggregated), who has satisfied a one year holding period, under certain circumstances, may sell within any three-month period a number of shares which does not exceed the greater of one percent of the then outstanding Common Stock or the average weekly trading volume during the four calendar weeks prior to such sale. Rule 144 also permits, under certain circumstances, the sale of shares without any quantity limitation by a person who has satisfied a two-year holding period and who is not, and has not been for the preceding three months, an affiliate of the Company. (See "Item 4 - Recent Sales of Unregistered Securities.")

        (c) Dividends.

        None.


ITEM 2. LEGAL PROCEEDINGS.

        According to Item 103 of Reg. S-B, a proceeding that primarily involves claim for damages does not need to be described if the amount involved, exclusive of interests and costs, does not exceed 10% of the current assets of the small business issuer. If any proceeding presents the same legal and factual issues as other proceedings pending or known to be contemplated, the amount involved in such other proceedings shall be included in computing such percentage.

        The Issuer has reasonable basis to believe that there is no material proceeding that involves federal, state or local environmental laws, or that involves a damages claim for more than 10% of the current assets of Issuer, or potentially involves more than $100,000 in sanctions and a governmental authority is a party.

        Moreover, the Issuer has reasonable basis to believe that there is no material proceeding to which any director, officer or affiliate of Issuer, any owner of record or beneficially of more than 5% of any class of voting securities of the small business issuer, or security holder is a party adverse to the small business issuer or has a material interest adverse to the small business issuer.

ITEM 3. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE.

            Brad B. Haynes, C.P.A., was previously the principal accountant for the Company. On July 15, 2000, Brad B. Haynes, CPA's appointment as independent accountant was terminated and the Company engaged Josefina C. dela Cruz, CPA, a Professional Corporation, as the Company's independent accountants. The Company's Board of Directors approved the decision to change accountants. The opinions of Brad B. Haynes, CPA, on the balance sheet of the Company for the years ended December 31, 1999, the statement of operations, shareholder's deficit, and cash flows for the Company for the year then ended, December 31, 1999, did not contain any adverse opinions or disclaimers or opinions, or modifications as to uncertainty, audit scope or accounting principles. There were no disagreements between the Company and Brad B. Haynes, CPA on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedures, which disagreements if not resolved to the satisfaction of Haynes would have caused it to make reference in the subject matter of the disagreements in connection with its reports.

            On August 30, 2001, Josefina de la Cruz, CPA, A Professional Corporation, 2700 North Main St., Suite 900, Santa Ana, CA 92705 has been engaged to audit registrant's financial statements for the fiscal year ended December 31, 2000.

            There were no disagreements with the current auditor, whether or not resolved, on any matter of accounting principles or practices, financial statement disclosure or auditing scope or procedure.

ITEM 4. RECENT SALES OF UNREGISTERED SECURITIES.

            On July 27, 2001, the Company entered into a stock purchase agreement with Asean Commercial Holdings Ltd. Pursuant to the said agreement, the Company issued 6,000,000 of its Common Shares in cancellation of indebtedness to Asean Commercial Holdings Ltd. in the amount of $600,000.00. In addition, on September 28, 2001, 2,610,890 Common Shares were issued to Ridgeway Commercial Ventures Ltd. in cancellation of indebtedness in the amount of $261,089.00. These sales of unregistered securities were made pursuant to Regulation S promulgated under the Securities Act of 1933.

        In connection with said purchase, the purchaser agreed as follows:

                        (a) All offers and sales of the securities prior to the
                expiration of the distribution compliance period of Regulation S (Rule 901 and 905, and Preliminary Notes) shall have offering restrictions imposed;

                        (b) The offer or sale, if made prior to the expiration
                of a one-year distribution compliance period, is not made to a U.S. person or for the account or benefit of a U.S. person; and

                        (c) The offer or sale, if made prior to the expiration
                of a one-year distribution compliance period, will be made pursuant to the following conditions:

                                1. The purchaser of the securities (other than a
                        distributor) certifies that it is not a U.S. person and is not acquiring the securities for the account or benefit of any U.S. person or is a U.S. person who purchased securities in a transaction that did not require registration under the Act.

                                2. The purchaser of the securities agrees to
                        resell such securities only in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and agrees not to engage in hedging transactions with regard to such securities unless in compliance with the Act;

                                3. The securities of the Seller contain a legend
                        to the effect that transfer is prohibited except in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes), pursuant to registration under the Act, or pursuant to an available exemption from registration; and that hedging transactions involving those securities may not be conducted unless in compliance with the Act; and

                                4. The Company is required, either by contract
                        or a provision in its bylaws, articles, charter or comparable document, to refuse to register any transfer of securities not made in accordance with the provisions of Regulation S (Rule 901 through Rule 905, and Preliminary Notes) pursuant to registration under the Act, or pursuant to an available exemption from registration; provided, however, that if the securities are in bearer form or foreign law prevents the Seller from refusing to register securities transfers, other reasonable procedures are implemented to prevent any transfer of the securities not made in accordance with the provisions of this Regulation S.

                (d) For offers and sales of equity securities of domestic issuers, not to engage in hedging transactions with regard to such securities prior to the expiration of the distribution compliance period specified in (a) above, unless in compliance with the Act.

        As of September 30, 2001, the Company believes that 508,020 of the issued and outstanding shares of the Company's Common Stock are eligible for sale under Rule 144 promulgated under the Securities Act of 1933, as amended, subject to certain limitations included in said Rule.

        In summary, Rule 144 applies to affiliates (that is, control persons) and nonaffiliates when they resell restricted securities (those purchased from the issuer or an affiliate of the issuer in nonpublic transactions). Nonaffiliates reselling restricted securities, as well as affiliates selling restricted or nonrestricted securities, are not considered to be engaged in a distribution and, therefore, are not deemed to be underwriters as defined in Section 2(11), if six conditions are met:

        (1) Current public information must be available about the issuer unless sales are limited to those made by nonaffiliates after two years.

        (2) When restricted securities are sold, generally there must be a one-year holding period.

        (3) When either restricted or nonrestricted securities are sold by an affiliate after one year, there are limitations on the amount of securities that may be sold; when restricted securities are sold by non-affiliates between the first and second years, there are identical limitations; after two years, there are no volume limitations for resales by non-affiliates.

        (4) Except for sales of restricted securities made by nonaffiliates after two years, all sales must be made in brokers' transactions as defined in Section 4(4) of the Securities Act of 1933, as amended, or a transaction directly with a "market maker" as that term is defined in Section 3(a)(38) of the 1934 Act.

        (5) Except for sales of restricted securities made by nonaffiliates after two years, a notice of proposed sale must be filed for all sales in excess of 500 shares or with an aggregate sales price in excess of $10,000.

        (6) There must be a bona fide intention to sell within a reasonable time after the filing of the notice referred to in (5) above.

               The Company's transfer agent is Signature Stock Transfer, 14675 Midway Rd., Suite 221, Addison, Texas 75001.

ITEM 5. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

            Except for acts or omissions which involve intentional misconduct, fraud or known violation of law or for the payment of dividends in violation of Nevada Statutes, there shall be no personal liability of a director or officer to the Company, or its stockholders for damages for breach of fiduciary duty as a director or officer. The Company may indemnify any person for expenses incurred, including attorneys fees, in connection with their good faith acts if they reasonably believe such acts are in and not opposed to the best interests of the Company and for acts for which the person had no reason to believe his or her conduct was unlawful. The Company may indemnify the officers and directors for expenses incurred in defending a civil or criminal action, suit or proceeding as they are incurred in advance of the final disposition of the action, suit or proceeding, upon receipt of an undertaking by or on behalf of the director or officer to repay the amount of such expenses if it is ultimately determined by a court of competent jurisdiction in which the action or suit is brought determined that such person is fairly and reasonably entitled to indemnification for such expenses which the court deems proper.

            Insofar as indemnification for liabilities arising under the Securities Act of 1933, as amended, may be permitted to officers, directors or persons controlling the Company pursuant to the foregoing, the Company has been informed that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933, as amended, and is therefore unenforceable.

                                    PART F/S

        FINANCIAL STATEMENTS.

            The following financial statements for the years ended December 31, 1999 and December 31, 2000 are attached to this report and filed as a part thereof.

        1)     Table of Contents
        2)     Consolidated Financial Statements

               a.     Balance Sheets
               b.     Statements of Operations
               c.     Statements of Changes in Stockholders' Equity
               d.     Statements of Cash Flows

               e.     Notes to Financial Statements

            In addition, the consolidated financial statements for the Company and its Subsidiaries for the Nine Months Ended September 30, 2001, and 2000, and December 31, 2000 are attached to this report and filed as a part thereof.

        1)     Independent Auditor's Report
        2)     Consolidated Financial Statements

               a.     Balance Sheets
               b.     Statements of Operations
               c.     Statements of Changes in Stockholders' Equity
               d.     Statements of Cash Flows
               e.     Notes to Financial Statements

        3)     Supplementary information

               a.     Schedule of General, Administrative and Development
                      Expenses

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (A DEVELOPMENT STAGE COMPANY)
                        CONSOLIDATED FINANCIAL STATEMENTS

                                TABLE OF CONTENTS

                                                                         PAGE (S)
                                                                         --------
INDEPENDENT AUDITORS' REPORT                                                2

CONSOLIDATED FINANCIAL STATEMENTS

         BALANCE SHEETS                                                     3

         STATEMENTS OF OPERATIONS                                           4

         STATEMENTS OF CHANGES IN STOCKHOLDERS'  EQUITY                     5

         STATEMENTS OF CASH FLOWS                                           6

         NOTES TO FINANCIAL STATEMENTS                                    7 - 14

                         JOSEFINA C. DE LA CRUZ, C.P.A.
                           A PROFESSIONAL CORPORATION

Josefina C. De la Cruz, CPA                        2700 N Main Street, Suite 900
Rebecca Q. Masinsin, CPA                                     Santa Ana, CA 92705
Timothy Vo, CPA                                         Tel. No.  (714) 558-8703
Marissa B. Zacarias, IT Manager                          Fax No.  (714) 558-7940
--------------------------------------------------------------------------------


                          INDEPENDENT AUDITORS' REPORT

Board of Directors
Future Educational Systems, Inc. and Subsidiaries
Los Angeles, California

We have audited the accompanying balance sheet of Future Educational Systems, Inc. (formerly Island Resources, Inc.) and Subsidiaries (Development Stage Companies), as of December 31, 2000 and the related statements of operations, stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit. The financial statements of Future Educational Systems, Inc., as of December 31, 1999 were audited by other auditors whose report dated May 17, 2000 expressed an unqualified opinion on those statements.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Future Educational Systems, Inc. and Subsidiaries (Development Stage Companies) as of December 31, 2000 and the results of its operations and cash flows for the year then ended in conformity with generally accepted accounting principles.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note #13 to the financial statements, the Company has no established source of revenue. This raises substantial doubt about its ability to continue as a going concern. The financial statement does not include any adjustments that might result from the outcome of this uncertainty.

Josefina C. de la Cruz,
Certified Public Accountant
Santa Ana, California
October 1, 2001

--------------------------------------------------------------------------------
          MEMBER -- AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS'
                               SEC PRACTICE GROUP
               CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS'
                               TAX PRACTICE GROUP

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                           CONSOLIDATED BALANCE SHEETS
                           DECEMBER 31, 2000 AND 1999

                                     ASSETS

                                                                         2000             1999
                                                                     ------------     ------------
CURRENT ASSETS
       Cash and cash equivalents                                     $      9,197     $       (294)
       Accounts receivable                                                    500
                                                                     ------------     ------------
       Total current assets                                                 9,697             (294)
                                                                     ------------     ------------

PROPERTY AND EQUIPMENT, NET (NOTE 4)                                       82,165           17,837
                                                                     ------------     ------------

OTHER ASSETS

       Deposits                                                             8,248            1,522
       Patents, license & trademarks, net (NOTE 5)                         20,800             --
                                                                     ------------     ------------
       Total other assets                                                  29,048            1,522
                                                                     ------------     ------------
TOTAL ASSETS                                                         $    120,910           19,065
                                                                     ============     ============

                      LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES

       Accounts Payable                                                    29,601             --
       Accrued expenses                                                    27,463           15,678
       Income taxes payable                                                 5,000            5,000
       Notes payable (NOTE 6)                                             450,817          130,717
       Capital lease                                                        7,952            7,972
                                                                     ------------     ------------

       Total current liabilities                                          520,833          159,367
                                                                     ------------     ------------

MINORITY INTEREST (NOTE 7)                                                   --               --
                                                                     ------------     ------------

STOCKHOLDERS' EQUITY (NOTE 8)

       Common stock, $0.01 par value per share, 50,000,000 shares authorized; 30,580,605 and 19,000,000 shares issued
        and outstanding                                                   305,806          190,000
       Paid-in Capital                                                    449,530          565,336
       Accumulated deficit                                             (1,155,259)        (895,638)
                                                                     ------------     ------------
       Total stockholders' equity                                        (399,923)        (140,302)
                                                                     ------------     ------------

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY                           $    120,910     $     19,065
                                                                     ============     ============


          See accompanying notes to consolidated financial statements.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF OPERATIONS

                                                           Cumulative
                                                           from 9/18/68
                                                             Date of
                                                           Inception to              December 31
                                                           December 31,     -----------------------------
                                                               2000             2000             1999
                                                           ------------     ------------     ------------
REVENUE                                                    $     65,985     $     44,934           21,051
COST OF SALES                                                    17,937              633           17,937
                                                           ------------     ------------     ------------
GROSS PROFIT                                                     48,048           44,301            3,114

EXPENSES

       General, administrative and development expenses       1,173,596          279,252           98,257
       Depreciation and amortization                             25,703           17,661            8,042
                                                           ------------     ------------     ------------
       Total expenses                                         1,199,299          296,913          106,299
                                                           ------------     ------------     ------------

NET OPERATING LOSS                                           (1,151,251)        (252,612)        (103,185)

OTHER INCOME (EXPENSE)

       Interest income                                            1,634            1,634             --
       Miscellaneous income                                       3,680            3,680             --
       Interest expense                                         (14,322)         (14,322)            --
                                                           ------------     ------------     ------------
       Total other expense                                       (9,008)          (9,008)            --
                                                           ------------     ------------     ------------

NET LOSS BEFORE MINORITY INTERESTS                           (1,160,259)        (261,620)        (103,185)

NET LOSS ALLOCATED TO MINORITY SHAREHOLDERS                       5,000            2,000             --
                                                           ------------     ------------     ------------

NET LOSS FOR THE PERIOD                                    $ (1,155,259)    $   (259,620)    $   (103,185)
                                                           ============     ============     ============

NET LOSS PER COMMON SHARE                                                   $      (0.19)    $      (0.01)
                                                                            ============     ============

WEIGHTED AVERAGE SHARES OUTSTANDING                                            1,402,523       19,000,000
                                                                            ============     ============




          See accompanying notes to consolidated financial statements.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
              FOR THE PERIOD DECEMBER 31, 1998 TO DECEMBER 31, 2000



                                                    COMMON STOCK                ADDITIONAL                          TOTAL
                                             -----------------------------       PAID-IN        ACCUMULATED      STOCKHOLDERS'
                                                SHARES           AMOUNT          CAPITAL          DEFICIT           EQUITY
                                             ------------     ------------     ------------     ------------     ------------
Balances, December 31, 1998                    19,000,000     $    190,000     $    565,336     $   (792,453)    $    (37,117)

Net loss for the year ended Dec. 31, 1999                             --               --           (103,185)        (103,185)
                                             ------------     ------------     ------------     ------------     ------------

Balances, December 31, 1999                    19,000,000          190,000          565,336         (895,638)        (140,302)

Retroactively stated to reflect
   500 to 1 reverse stock split
   (rounded to nearest fractional
   shares) on April 3, 2000                   (18,961,293)        (189,613)         189,613             --               --
                                             ------------     ------------     ------------     ------------     ------------

Total after reverse stock split                    38,707              387          754,949         (895,638)        (140,302)

Retroactively stated to reflect 15 to 1
  forward stock split on Sept. 22, 2000           541,898            5,419           (5,419)

Issuance of 30 Million shares of stock in
  exchange for 15 Million shares of stock
  of Your Future Holdings, Inc. on
  December 22, 2000                            30,000,000          300,000         (300,000)            --               --

Net loss for the year ended
  December 31, 2000                                  --               --               --           (259,620)        (259,620)
                                             ------------     ------------     ------------     ------------     ------------

Balances, December 31, 2000                    30,580,605     $    305,806     $    449,530     $ (1,155,258)    $   (399,922)
                                             ============     ============     ============     ============     ============





          See accompanying notes to consolidated financial statements.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                 FOR THE YEARS ENDED DECEMBER 31, 2000 AND 1999

                                                                     CUMULATIVE
                                                                    FROM 9/18/68
                                                                     (DATE OF
                                                                    INCEPTION)TO
                                                                     DECEMBER 31,         YEAR ENDED DECEMBER 31,
                                                                         2000             2000             1999
                                                                     ------------     ------------     ------------
CASH FLOW FROM OPERATING ACTIVITIES
        Net loss                                                     $ (1,155,259)    $   (259,620)    $   (103,185)
        Adjustment to reconcile net loss to
         net cash used in operating activities
                    Depreciation and amortization                          25,825           17,661            8,042
                    Minority interest in net loss of subsidiaries          (5,000)          (2,000)            --
                    Decrease (Increase) in:
                           Accounts receivable                               (500)            (500)            --
                           Other assets                                   (34,248)          (6,726)            --
                    Increase (decrease) in:
                            Accounts payable                               29,601           29,601             --
                            Accrued expense                                32,462           11,764           20,678
                                                                     ------------     ------------     ------------

                      NET CASH USED BY OPERATING ACTIVITIES            (1,107,119)        (209,820)         (74,465)
                                                                     ------------     ------------     ------------

CASH FLOW FROM INVESTING ACTIVITIES

         Purchase of property and equipment                               (76,789)         (76,789)         (24,359)
         Purchase of software license                                     (26,000)         (26,000)            --
                                                                     ------------     ------------     ------------

            NET CASH USED BY INVESTING ACTIVITIES                        (102,789)        (102,789)         (24,359)
                                                                     ------------     ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES

          Proceeds from notes payable to investors                        450,817          320,100           90,578
          Proceeds from capital lease                                       7,952             --              7,952
          Proceeds from sale of common stocks                             755,336            2,000             --
                                                                     ------------     ------------     ------------

            NET CASH PROVIDED BY FINANCING ACTIVITIES                   1,214,105          322,100           98,530
                                                                     ------------     ------------     ------------

NET INCREASE (DECREASE) IN CASH                                             4,197            9,491             (294)

CASH, BEGINNING OF PERIOD                                                   5,000             (294)            --
                                                                     ------------     ------------     ------------

CASH, END OF PERIOD                                                  $      9,197     $      9,197     $       (294)
                                                                     ============     ============     ============



          See accompanying notes to consolidated financial statements.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 1 - HISTORY AND ORGANIZATION OF THE COMPANY

The accompanying consolidated financial statements include the accounts of Future Educational Systems, Inc. ("FESI"), formerly known as Island Resources, Inc., and its Subsidiaries, Your Future Holdings, Inc. ("YFHI") and Your Future, Inc. ("YFI") collectively referred to as "the Company." YFHI is 100% owned subsidiary and YFI is a 70% subsidiary of YFHI. FESI has been in the development stage since inception, and has no history of operations and revenue.

Future Educational Systems, Inc. was originally incorporated as Programmed Bookkeeping Systems, Inc. ("PBSI") on September 18, 1968 under the laws of the State of New York. PBSI was changed to Island Resources, Inc. ("ISI") effective May 9, 1983. The ISI's corporate charter was voided on September 25, 1991 for non-payment of state taxes. The corporate charter was revived by reincorporation effective July 23, 1996.

On November 20, 2000, Island Resources, Inc., New York (New York ISI) merged with Island Resources, Inc. in Nevada (Nevada ISI). Nevada ISI was incorporated on July 19, 2000 and became the surviving company on November 20, 2000, the effective date of the merger. The company's name was then changed from Island Resources Inc. to Future Educational Systems, Inc.

Your Future Holdings, Inc. was incorporated on January 24, 2000 under the laws of the State of Nevada. Other than the issuance of stocks to its original shareholders and acquisition of 70% of Your Future, Inc., a development stage company, Your Future Holdings, Inc. has no operations and revenues as of December 31, 2000.

Your Future, Inc. (YFI)was organized under the laws of the State of South Carolina on June 4, 1997 and conducts business from its headquarters in North Charleston, South Carolina. Your Future Inc., markets training products and services to individuals which are focused on enhancing personal development, job performance, career shifts, and entry into the workforce. Emphasis is on Life Skills and Basic Skills, Computer Applications, Computer Programming, Software and Hardware Certification. YFI also provides ancillary products and services to corporate clients in the areas of Custom Interactive CDROM; Safety, Health and Compliance including Behavioral Based Loss Control; Videography, and Foreign Language Products. YFI does not have sufficient source of revenue to cover its operating expenses and therefore as of report date, YFI is still classified as a development stage company.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        Consolidation Policy

        The company has adopted the provisions of Accounting Research Bulletin No. 51 (ARB 51), "Consolidated Financial Statements," as amended by Statement of Financial Accounting Standard No. 94 (SFAS 94), "Consolidation of All Majority-Owned Subsidiaries" for its consolidation guidelines whereby a parent company that has a controlling financial interest represented by direct or indirect ownership of more than 50% voting interest be consolidated, except those in which (a) control of the subsidiary is temporary or (b) significant doubt exists regarding the parent's ability to control the subsidiary.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000


        The consolidated financial statements include the accounts of the Company. All significant intercompany accounts and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates are accounted for using the equity method when the Company owns at least 20% but no more than 50% of such affiliates. Under the equity method, the Company records its proportionate share of profits and losses based on its percentage interest in earnings of companies 50% or less owned.

        Use of Estimates

        The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        Cash and Cash Equivalents

                The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents for purpose of reporting cash flows.

        Property and equipment

        Property and equipment are recorded at cost. Maintenance and repairs are charged to expense as incurred; major renewals and betterments are capitalized. Depreciation is calculated on a straight-line basis over the estimated useful lives of the respective assets, as follows:

                                                          Years
                                                      --------------

         Building and improvements                         32
         Furniture and equipment                          5-7
         Transportation and equipment                    5-18
         Software                                           3

        Leasehold improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

        Intangible Assets

        Intangible assets consist of patent licenses and trademarks, and un-amortized loan fees. Intangible assets are amortized on the straight-line basis over their estimated useful lives or contractual lives as follows:

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                                December 31, 2000


                  Trademark                          10 years
                  Patent/Licenses                    10 years
                  Loan Fees                           7 years

        Year End

                FESI and its Subsidiaries have selected December 31 as their year-end.

        Income Taxes

        Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.

        Research and Development Costs

        All research and development (R&D) costs are expensed in the period incurred in accordance with Statement of Financial Accounting Standards No. 2 (SFAS 2). Additionally, assets used in R&D activity, such as equipment, facilities, and patents that have alternative future uses in other R&D activities or otherwise are capitalized. Depreciation and amortization on such capitalized R&D-related assets is charged to R&D expense. All expenditures in conjunction with an R&D project, including personnel costs, materials, equipment, facilities, and intangibles, for which the Company has no alternative future use beyond the specific project for which the items were purchased, are expensed. Indirect costs, including general and administrative expenses, which are directly related to the R&D project, are also expense when incurred.

        Reporting on Costs of Start-Up Activities

        Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities" provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expended as incurred. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.

        Derivative instruments

        Statements of Financial Accounting Standards No. 133 (SFAS 133), "Accounting for Derivative Instruments and Hedging Activities" is effective for financial statements for all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS 133 standardizes the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, by requiring that an entity recognize those items as assets or liabilities in the

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

                statement of financial position and measure them at fair value. SFAS 133 also addresses the accounting for certain hedging activities. The Company currently does not have any derivative instrument nor is it engaged in hedging activities, thus the company does not believe implementation of SFAS 133 will have a material impact on its financial statement presentation or disclosures.

        Stock-based compensation

        Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation" allows companies to choose whether to account for employee stock-based compensation on a fair value method, or to account for such compensation under the intrinsic value method prescribed in Accounting Principles Board Opinion No. 25, (APB
        25), "Accounting for Stock Issued to Employees". The Company has chosen to account for employee stock-based compensation using APB 25.

Comprehensive income

        The Company adopted Statement of Financial Accounting Standards No. 130 (SFAS 130), "Reporting Comprehensive Income." On January 1, 1998. SFAS 130 establishes standards for the reporting and display of comprehensive income, its components and accumulated balances in a full set of general-purpose financial statements. SFAS 130 defines comprehensive income to include all changes in equity except those resulting from investments by owners and distributions to owners. Among other disclosures, SFAS 130 requires that all items that are required to be recognized under current accounting standards as components of comprehensive income be reported in a financial statement that is presented with the same prominence as other financial statements.

Earnings per share

        Basic earnings per share amounts are calculated using the weighted average number of shares of common stock outstanding during the period. Diluted earnings per share assumes the conversion, exercise or issuance of all potential common stock instruments such as options, warrants, and convertible securities, unless the effect is to reduce a loss or increase earnings per shares.

Advertising costs

        Advertising costs are charged to operations when incurred.

Segment reporting

        The company adopted Statement of Financial Accounting Standards No. 131 (SFAS 131), "Disclosures about Segments of an Enterprise and Related Information" on January 1, 1998. The Company's results of operations and financial position were not affected by implementation of SFAS 131 as it operates in only on segment.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                          NOTES TO FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

NOTE 4 -- PROPERTY AND EQUIPMENT, NET

        Property and equipment consists of the following at December 31:


                                   2000             1999
                               ------------     ------------
Classroom Furniture            $     19,074     $         --
Computer                             50,361               --
Office Equipment                     31,713           24,359
                               ------------     ------------
                                    101,148           24,359
Accumulated Depreciation            (18,983)          (6,522)
                               ------------     ------------
Property and Equipment, Net    $     82,165     $     17,837
                               ============     ============


        Depreciation expense for the years ended December 31, 2000 and 1999 amounted to $ 12,461 and $6,522 respectively,

NOTE 5 -- PATENT, LICENSES, AND TRADEMARKS

        At December 31, 2000 and 1999 license fee are as follows:


                                2000             1999
                            ------------     ------------
License Fee                 $     26,000     $         --
Accumulated Amortization          (5,200)              --
                            ------------     ------------
License Fee, Net            $     20,800     $         --
                            ============     ============


        Amortization expense for the years ended December 31, 2000 and 1999 amounted to $5,200 and $0, respectively.

        NOTE 6 -- NOTES PAYABLE

        At December 31, 2000, and 1999 notes payable by the Company are:

                                          FESI                             YFI                            Total
                              ----------------------------    ----------------------------    ----------------------------
                                  2000            1999            2000            1999            2000            1999
                              ------------    ------------    ------------    ------------    ------------    ------------
Notes payable to investors    $    320,000    $         --    $    130,817    $    130,717    $    450,817    $    130,717
                              ============    ============    ============    ============    ============    ============

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                DECEMBER 31, 2000

         NOTE 7 -- MINORITY INTERESTS

         On March 28, 2000, a stock agreement with conditional promissory note was entered between YFHI and YFI. YFHI acquired approximately 70% of YFI's total issued and outstanding shares consisting of eight million seven hundred fifty thousand (8,750,000) shares for one million dollars ($1,000,000). Terms and conditions of the agreement are:

         Initial payment was three hundred twenty thousand dollars ($320,000) leaving the balance of six hundred eighty thousand ($680,000) in installments as set forth in the agreement starting January 31, 2001 until November 30, 2001. The obligation is represented by a non-interest bearing promissory note.

         At December 31, 2000, the balance of the conditional note receivable by YFI is $680,000. Other than the minority interest below, all the inter-company accounts, including this promissory note, have been eliminated.

         Minority interests in YFI consist of 30% of its issued and outstanding common shares. At December 31, 2000, minority interests consist of:

                                                  2000             1999
                                             ------------     ------------
               Common stock, no par value    $      5,000     $      3,000
               Accumulated deficit                 (5,000)          (3,000)
                                             ------------     ------------
               Total minority interests      $         --     $         --
                                             ============     ============

         The majority interest absorbed the entire accumulated deficit attributed to the minority interest in excess of the balance of the capital stock pursuant to Accounting Research Bulletin No. 51 (ARB 51), paragraph 15. If future earnings will materialize, the majority interest will be credited to the extent of such losses previously absorbed.

         NOTE 8 -- STOCKHOLDERS' EQUITY

         The company's authorized common stock consists of 50,000,000 shares with $0.01 par value per share.

         As of December 31, 1999, there were 19,000,000 shares issued and outstanding, retroactively restated to reflect a 1:500 reverse stock split as of April 3, 2000. After the reverse stock split, total shares outstanding as restated are 38,707 shares.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


         On September 22, 2000, a 15 to 1 forward stock split was affected on the issued and outstanding shares of 38,807 shares resulting to a restated number of shares of 580,605.

         On December 22, 2000, Future Educational Systems, Inc. entered into a stock exchange agreement with Your Future Holdings, Inc. Under the agreement, FESI exchanged 30,000,000 of its common shares for 15,000,000 of YFHI's common shares, representing 100% of YFHI's issued and outstanding shares.

         On December 22, 2000, a stock purchase agreement was entered between Your Future Holdings, Inc. and Your Future, Inc. Under the agreement, YFHI would purchase 8,750,000 common shares of YFI, which represent 70% of the total issued and outstanding shares of YFI, at a purchase price of $1,000,000.

NOTE 9 - INCOME TAXES

         There is no provision for federal and state income taxes for the year ended December 31, 2000 and 1999 due to the net loss sustained during the period.

         The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carry-forwards, a valuation allowance has been made to the extent of any tax benefit that net -operating losses may generate.

         The Company's total deferred tax asset as of December 31, 2000 and 1999 is as follows:


                                                  2000            1999
                                              ------------    ------------
Estimated Net Operating Loss Carry Forward    $  1,160,259    $    899,639
                                              ============    ============

Estimated Current Tax Asset Value of Net
  Operating Loss Carry Forwards at Current
  Prevailing Federal Tax Rate                 $    175,000    $    135,000
Valuation Allowance                               (175,000)       (135,000)
                                              ------------    ------------
Net Deferred Tax Asset                        $         --    $         --
                                              ============    ============

Current Income Tax Expense                    $         --    $         --
                                              ============    ============

Deferred Income Tax  Benefit                  $         --    $         --
                                              ============    ============

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                                December 31, 2000


NOTE 10 -- COMMITMENTS

         On August 1, 2000 Your Future, Inc. entered into a lease agreement to lease office and training facility under a five-year lease agreement, expiring on July 31, 2005. Future minimum rental payments are as follows:

     Year Ending
     December 31
    -------------
        2001                               $ 100,265
        2002                                 104,646
        2003                                 108,255
        2004                                 108,255
        2005                                  63,149
                                       -------------
        Total                              $ 484,570
                                       =============

         Rent expense for the year ended December 31, 2000 amounted to $49,512.

NOTE 13 -- GOING CONCERN

         These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The accompanying financial statement shows that current liabilities exceed current assets by approximately $400,000 on December 31, 2000. Although one of its subsidiaries, YFI, generates revenue from its operations, YFI is continually suffering from financial losses since its inception. YFI has yet to expand its market to generate profit.

         FESI and YFHI do not have established source of revenues sufficient to cover their operating costs and continue as a going concern. Current sources of funds for operating costs of the Company includes periodic funding of and advances from its investors. Funding from investors has been set for a specified period. After such period expires, the Company's only source of fund would be advances from its investors.

NOTE 14 -- SUBSEQUENT EVENTS

         On September 28, 2001, 2,610,890 common shares were issued in exchange for $261,089 cancellation of note payable to investors.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                        CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001

                                TABLE OF CONTENTS

                                                                             PAGE(S)
                                                                             -------

INDEPENDENT AUDITORS' REPORT                                                   1

CONSOLIDATED FINANCIAL STATEMENTS

         Balance Sheets                                                        2

         Statements of Operations                                              3

         Statements of Changes in Stockholders' Equity                         4

         Statements of Cash Flows                                              5

         Notes to Financial Statements                                       6 - 13

SUPPLEMENTARY INFORMATION

         Schedule of General, Administrative and Development Expenses         14

                         JOSEFINA C. DE LA CRUZ, C.P.A.
                           A Professional Corporation


Josefina C. de la Cruz, CPA                        2700 N Main Street, Suite 900
Rebecca Q. Masinsin, CPA                           Santa Ana, CA 92705
Timothy Vo, CPA                                    Tel. No. (714) 558-8703
Marissa B. Zacarias, IT Manager                    Fax No. (714) 558-7940


                          INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Future Educational Systems, Inc. and Subsidiaries
Los Angeles, California

We have reviewed the accompanying balance sheet of Future Educational Systems, Inc. (formerly Island Resources, Inc.) and Subsidiaries (Development Stage Companies) as of September 30, 2001 and the related statements of operations, changes in stockholders' equity and cash flows for the three months and nine months then ended, in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of management of Future Educational Systems, Inc. and Subsidiaries.

A review consists principally of inquiries of Company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with generally accepted accounting principles.

Our review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles. The information included in the accompanying schedule of general, administrative and development expenses is presented only for supplementary analysis purposes. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements, and we are not aware of any material modifications that should be made to it.

The accompanying financial statements have been prepared assuming the Company will continue as a going concern. As discussed in Note 12 to the financial statements, the Company has no established source of revenue, suffered recurring losses from operations and has a net capital deficiency. These raise substantial doubts about its ability to continue as a going concern. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Josefina C. de la Cruz, CPA
A Professional Corporation
Santa Ana, California
November 5, 2001
--------------------------------------------------------------------------------

          MEMBER -- AMERICAN INSTITUTE OF CERTIFIED PUBLIC ACCOUNTANTS'
                               SEC PRACTICE GROUP
               CALIFORNIA SOCIETY OF CERTIFIED PUBLIC ACCOUNTANTS'
                               TAX PRACTICE GROUP

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                           CONSOLIDATED BALANCE SHEETS


                                                                                SEPTEMBER 30,    DECEMBER 31,
                                                                                   2001              2000
                                                                                (UNAUDITED)        (AUDITED)
                                                                                ------------     ------------
                                                    ASSETS

CURRENT ASSETS
      Cash and cash equivalents                                                 $     25,135     $      9,197
      Accounts receivable                                                             11,587              500
      Other receivable (Note 3)                                                       13,749               --
                                                                                ------------     ------------
           Total current assets                                                       50,471            9,697
                                                                                ------------     ------------

PROPERTY & EQUIPMENT, NET (Note 4)                                                    68,430           82,165
                                                                                ------------     ------------
OTHER ASSETS
      Deposits                                                                         8,248            8,248
      Patents, licenses & trademarks, net (Note 5)                                    16,900           20,800
                                                                                ------------     ------------
           Total other assets                                                         25,148           29,048
                                                                                ------------     ------------

TOTAL ASSETS                                                                    $    144,049     $    120,910
                                                                                ============     ============

                                     LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES
      Accounts payable                                                          $    114,426     $     29,601
      Accrued expenses                                                                34,214           27,462
      Income taxes payable                                                             5,000            5,000
      Capital lease payable, current portion (Note 6)                                  5,971            7,952
      Notes payable (Note 7 & Note 14)                                                    --          450,817
                                                                                ------------     ------------
           Total current liabilities                                                 159,611          520,832
                                                                                ------------     ------------

MINORITY INTEREST (Note 8)                                                                --               --
                                                                                ------------     ------------

STOCKHOLDERS' EQUITY (Note 9)
      Common Stock, $0.01 par value per share, 50,000,000 shares authorized;
      39,191,495 shares and 30,580,605 shares issued and outstanding                 391,915          305,806
      Paid-in Capital                                                              1,224,510          449,530
      Accumulated Deficit                                                         (1,631,987)      (1,155,258)
                                                                                ------------     ------------
            Total Stockholders' Equity                                               (15,562)        (399,922)
                                                                                ------------     ------------

TOTAL LIABILITIES & STOCKHOLDERS' EQUITY                                        $    144,049     $    120,910
                                                                                ============     ============


            See accompanying notes and independent auditors' report.


                                       2.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF OPERATIONS
                                   (UNAUDITED)


                                         CUMULATIVE
                                         FROM 9/18/68             QUARTER ENDED                  NINE MONTHS ENDED
                                          (DATE OF                SEPTEMBER 30,                    SEPTEMBER 30,
                                         INCEPTION)TO     -----------------------------     -----------------------------
                                            9/30/01           2001             2000             2001             2000
                                         ------------     ------------     ------------     ------------     ------------
Revenue
        Sales                            $     72,324     $      3,875     $     44,678     $     27,390     $     46,181
        Cost of sales                          11,302               --              633           10,669              633
                                         ------------     ------------     ------------     ------------     ------------
        Gross Profit                           61,022            3,875           44,045           16,721           45,548
                                         ------------     ------------     ------------     ------------     ------------

Operating Expenses
        Marketing expenses                      6,307              168            6,029            6,307           11,398
        General, administrative and
         development expenses               1,642,871          192,136           76,948          471,504          213,158
        Depreciation and amortization          41,895            5,902            4,415           17,712           13,246
                                         ------------     ------------     ------------     ------------     ------------
        Total Operating Expenses            1,691,073          198,206           87,392          495,523          237,802
                                         ------------     ------------     ------------     ------------     ------------

Net Loss From Operations                   (1,630,051)        (194,331)         (43,347)        (478,802)        (192,254)

Other Income (Expense)
        Interest  income                        1,998               --              408              364            1,201
        Other income                           11,705               --            1,065            8,025            2,680
        Interest expense                      (20,639)            (126)          (3,158)          (6,317)         (10,741)
                                         ------------     ------------     ------------     ------------     ------------

Net Loss Before Minority Shareholders      (1,636,987)        (194,457)         (45,032)        (476,730)        (199,114)

Net loss allocated to Minority
  Shareholders                                  5,000               --            3,000               --            3,000
                                         ------------     ------------     ------------     ------------     ------------

Net Loss For the Period                  $ (1,631,987)    $   (194,457)    $    (42,032)    $   (476,730)    $   (196,114)
                                         ============     ============     ============     ============     ============

Basic Earnings Per Share

        Net loss per share                                $      (0.01)    $      (0.07)    $      (0.01)    $      (0.34)
                                                          ============     ============     ============     ============
        Weighted average shares
            outstanding                                     32,014,301          580,605       32,014,301          580,605
                                                          ============     ============     ============     ============



            See accompanying notes and independent auditors' report.



                                       3.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
           CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY
             FOR THE PERIOD DECEMBER 31, 1998 TO SEPTEMBER 30, 2001
                                   (UNAUDITED)

                                                                                                                          TOTAL
                                                               COMMON STOCK              PAID-IN        ACCUMULATED    STOCKHOLDERS'
                                                          SHARES           AMOUNT        CAPITAL          DEFICIT        EQUITY
                                                        -----------     -----------     -----------     -----------    -----------
Balances, December 31, 1998                              19,000,000     $   190,000     $   565,336     $  (792,453)   $   (37,117)

Net loss  for the year ended Dec. 31, 1999                                       --              --        (103,185)      (103,185)
                                                        -----------     -----------     -----------     -----------    -----------

Balances, December 31, 1999                              19,000,000         190,000         565,336        (895,638)      (140,302)

Retroactively stated to reflect
   500 to 1 reverse stock split
   (rounded to nearest fractional)
   shares) on April 3, 2000                             (18,961,293)       (189,613)        189,613              --             --
                                                        -----------     -----------     -----------     -----------    -----------

Total after reverse stock split                              38,707             387         754,949        (895,638)      (140,302)

Retroactively stated to reflect 15 to 1
   forward stock split on September 22, 2000                541,898           5,419          (5,419)             --             --

Issuance of 30M shares of stock in
   exchange for 15M shares of stock
   of Your Future Holdings, Inc. on
   December 22, 2000                                     30,000,000         300,000        (300,000)             --             --

   Net loss for the year ended, Dec. 31, 2000                                                              (259,620)      (259,620)
                                                        -----------     -----------     -----------     -----------    -----------

Balances, December 31, 2000                              30,580,605         305,806         449,530      (1,155,258)      (399,922)

Issuance of 6M shares of stock for
   $600,000 in debt cancellation on July 27, 2001         6,000,000          60,000         540,000              --        600,000

Issuance of 2,610,890 shares for $261,089,
   in debt cancellation on September 28, 2001             2,610,890          26,109         234,980              --        261,089

Net loss for  the nine months ended September 30, 2001           --              --              --        (476,729)      (476,729)
                                                        -----------     -----------     -----------     -----------    -----------

Balances, September 30, 2001                             39,191,495     $   391,915     $ 1,224,510     $(1,631,987)   $   (15,562)
                                                        ===========     ===========     ===========     ===========    ===========

            See accompanying notes and independent auditors' report.


                                       4.

             FUTURE EDUCATIONAL SYSTEMS GROUP, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                      CONSOLIDATED STATEMENTS OF CASH FLOWS
                                   (UNAUDITED)

                                                           CUMULATIVE
                                                          FROM 9/18/68         NINE MONTHS ENDED
                                                            (DATE OF             SEPTEMBER 30,
                                                          INCEPTION) TO   -----------------------------
                                                            9/30/01           2001            2000
                                                         ------------     ------------     ------------
CASH FLOWS FROM OPERATING ACTIVITIES

    Net loss                                             $ (1,631,987)    $   (476,730)    $   (196,114)
    Adjustment to reconcile net loss to net cash used
    in operating activities
       Depreciation and amortization                           43,537           17,712           13,246
       Minority interest in net loss of subsidiaries           (5,000)              --           (3,000)
       Decrease (increase) in:
           Accounts receivable                                (11,587)         (11,087)            (500)
           Other assets                                       (47,999)         (13,749)          (6,726)
       Increase (decrease) in:
           Accounts payable                                   114,426           84,825           21,640
           Accrued liabilities                                 39,214            6,752            9,080
                                                         ------------     ------------     ------------

           NET CASH USED IN OPERATING ACTIVITIES           (1,499,396)        (392,277)        (162,374)
                                                         ------------     ------------     ------------

CASH FLOWS FROM INVESTING ACTIVITIES

    Purchase of property and equipment                        (76,865)             (76)         (69,435)
    Purchase of software license                              (26,000)              --          (26,000)
                                                         ------------     ------------     ------------

           NET CASH USED IN INVESTING ACTIVITIES             (102,865)             (76)         (95,435)
                                                         ------------     ------------     ------------

CASH FLOWS FROM FINANCING ACTIVITIES

    Proceeds from notes payable to officers                   130,817               --               --
    Proceeds from notes payable to investors                  730,272          410,272          277,851
    Proceeds from capital lease                                 7,952               --               --
    Payment of capital lease                                   (1,981)          (1,981)              --
    Proceeds from issuance of common stock                    755,336               --               --
                                                         ------------     ------------     ------------

           NET CASH PROVIDED BY FINANCING ACTIVITIES        1,622,396          408,291          277,851
                                                         ------------     ------------     ------------

NET INCREASE IN CASH                                           20,135           15,938           20,042

CASH, BEGINNING OF PERIOD                                       5,000            9,197            9,491
                                                         ------------     ------------     ------------

CASH, END OF PERIOD                                      $     25,135     $     25,135     $     29,533
                                                         ============     ============     ============



            See accompanying notes and independent auditors' report.


                                       5.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001

         NOTE 1 -- ORGANIZATION HISTORY AND BASIS OF CONSOLIDATED FINANCIAL STATEMENTS

         The accompanying consolidated financial statements include the accounts of Future Educational Systems, Inc. ("FESI"), formerly known as Island Resources, Inc., and its Subsidiaries, Your Future Holdings, Inc. ("YFHI") and Your Future, Inc. ("YFI") collectively referred to as "the Company." YFHI is 100% owned subsidiary and YFI is a 70% subsidiary of YFHI. FESI has been in the development stage since inception, and has no history of operations and revenue.

         Future Educational Systems, Inc. was originally incorporated as Programmed Bookkeeping Systems, Inc. ("PBSI") on September 18, 1968 under the laws of the State of New York. PBSI was changed to Island Resources, Inc. ("ISI") effective May 9, 1983. The ISI's corporate charter was voided on September 25, 1991 for non-payment of state taxes. The corporate charter was revived by reincorporation effective July 23, 1996.

         On November 20, 2000, Island Resources, Inc., New York (New York ISI) merged with Island Resources, Inc. in Nevada (Nevada ISI). Nevada ISI was incorporated on July 19, 2000 and became the surviving company on November 20, 2000, the effective date of the merger. The company's name was then changed from Island Resources Inc. to Future Educational Systems, Inc.

         Your Future Holdings, Inc. was incorporated on January 24, 2000 under the laws of the State of Nevada. Other than the issuance of stocks to its original shareholders and acquisition of 70% of Your Future, Inc., a development stage company, Your Future Holdings, Inc. has no operations and revenues as of December 31, 2000.

         Your Future, Inc. (YFI) was organized under the laws of the State of South Carolina on June 4, 1997 and conducts business from its headquarters in North Charleston, South Carolina. Your Future Inc., markets training products and services to individuals which are focused on enhancing personal development, job performance, career shifts, and entry into the workforce. Emphasis is on Life Skills and Basic Skills, Computer Applications, Computer Programming, Software and Hardware Certification. YFI also provides ancillary products and services to corporate clients in the areas of Custom Interactive CDROM; Safety, Health and Compliance including Behavioral Based Loss Control; Videography, and Foreign Language Products. YFI does not have sufficient source of revenue to cover its operating expenses and therefore as of report date, YFI is still classified as a development stage company.

         NOTE 2 -- SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         Consolidation Policy

         The consolidated financial statements include the accounts of the FESI and all of its wholly owned and majority-owned subsidiaries. All significant inter-company accounts and transactions have been eliminated in consolidation. Investments in unconsolidated affiliates are accounted for using the equity method when the Company owns at least 20% but no more than 50% of such affiliates. Under the equity method, the Company records its proportionate share of profits and losses based on its percentage interest in earnings of companies 50% or less owned.


                                       6.

         Use of Estimates

         The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of


                                       7.

            FUTURE EDUCATIONAL SYSTEMS GROUP, INC. AND SUBSIDIARIES
                         (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               SEPTEMBER 30, 2001

         revenue and expenses during the reporting period. Actual results could differ from those estimates.

         Cash and Cash Equivalents

         The Company considers all highly liquid investments with maturity of three months or less to be cash equivalents for purpose of reporting cash flows.

         Property and equipment

         Property and equipment are stated at cost. Depreciation is computed primarily using the straight-line method over the following estimated useful lives:

                                                                   Years
                                                                 ----------
                  Building and improvements                           32
                  Furniture and equipment                            5 - 7
                  Transportation and equipment                       5 - 18
                  Software                                             3

         Leasehold improvements are amortized over their estimated useful lives or the lives of the related leases, whichever is shorter.

Intangible Assets

         Intangible assets consist of patent licenses and trademarks, and un-amortized loan fees. Intangible assets are amortized on the straight-line basis over their estimated useful lives or contractual lives as follows:

                  Trademark                                            10 years
                  Patent/Licenses                                      10 years
                  Loan Fees                                             7 years

Year End

         FESI and its Subsidiaries have selected December 31 as their year-end.

Income Taxes

         Income taxes are provided for using the liability method of accounting in accordance with Statement of Financial Accounting Standards No. 109 (SFAS 109), "Accounting for Income Taxes". A deferred tax asset or liability is recorded for all temporary differences between financial and tax reporting. Deferred tax expense (benefit) results from the net change during the year of deferred tax assets and liabilities.


                                       8.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 2001

                Research and Development Costs

                In accordance with Statement of Financial Accounting Standards No. 2 (SFAS 2), "Accounting for Research and Development Costs," all research and development (R&D) costs are expensed when they are incurred. Assets used in R&D activity, such as machinery, equipment, facilities and patents that have alternative future use either in R&D activities or otherwise are capitalized.

                REPORTING ON COSTS OF START-UP ACTIVITIES

                Statement of Position 98-5 (SOP 98-5), "Reporting on the Costs of Start-Up Activities" provides guidance on the financial reporting of start-up costs and organization costs. It requires most costs of start-up activities and organization costs to be expended as incurred. With the adoption of SOP 98-5, there has been little or no effect on the company's financial statements.

NOTE 3 -- OTHER RECEIVABLES

         Other receivables consist of advances to employees. As of September 30, 2001 other receivables amounted to $13,749.

NOTE 4 -- PROPERTY AND EQUIPMENT, NET

         Property and equipment at September 30, 2001 are as follows:

          Classroom Furniture            $     19,074
          Computer                             50,361
          Office Equipment                     31,790
                                         ------------
                                              101,225
          Accumulated Depreciation            (32,795)
                                         ------------
          Property and Equipment, Net    $     68,430
                                         ============


         Depreciation expense for the nine months ended September 30, 2001 amounted to $12,461.


                                       9.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 2001

NOTE 5 -- PATENT, LICENSES, AND TRADEMARKS

         At September 30, 2001, license fee is as follows:

         License Fee                    $     26,000
         Accumulated Amortization             (9,100)
                                        ------------
         License Fee, Net               $     16,900
                                        ============

         Amortization expense for the nine months ended September 30, 2001 is $3,900.

NOTE 6 -- CAPITAL LEASE PAYABLE

            The Company leases certain equipment for its operations. The following is a schedule by years of future minimum lease payments under capital lease together with the present value of the net minimum lease payments as of September 30, 2001.

Year ending December 31:
           2001                                           $      1,186
           2002                                                  5,081
                                                          ------------
           Total minimum lease payments                          6,267
           Less amount representing interest                       296
                                                          ------------
           Present value of net minimum lease payments    $      5,971
                                                          ============

NOTE 7 -- NOTES PAYABLE

         At September 28, 2001, notes payable balances owed to investors in the amount of $600,000 and $261,089, were converted to common stocks. 6,000,000 and 2,610,980 common shares respectively, were issued upon cancellation of these notes. Balance of notes payable to investors at September 30, 2000 is zero.

         NOTE 8 -- MINORITY INTERESTS

         On March 28, 2000, a stock agreement with conditional promissory note was entered between YFHI and YFI. YFHI acquired approximately 70% of YFI's total issued and outstanding shares consisting of eight million seven hundred fifty thousand (8,750,000) shares for one million dollars ($1,000,000). Terms and conditions of the agreement are:


                                      10.

         Initial payment was three hundred thousand dollars ($300,000) and a partial payment in the amount of two hundred thousand one dollars ($200,001) leaving the balance of four hundred ninety nine thousand



                                      11.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 2001

         nine hundred ninety nine dollars ($499,999) in installments as set forth in the agreement starting January 31, 2001 until November 30, 2001. The obligation is represented by a non-interest bearing promissory note.

            At September 30, 2001 and December 31, 2000, the balance of the conditional note receivable by YFI is $405,999 and $680,000, respectively. Other than the minority interest below, all the inter-company accounts, including this promissory note, have been eliminated.

         Minority interests in YFI consist of 30% of its issued and outstanding common shares. Minority interests consist of:

                                               September 30,
                                                   2001
                                              --------------
                Common stock, no par value    $        5,000
                Accumulated deficit                   (5,000)
                                              --------------
                Total minority interest       $           --
                                              ==============

         The majority interest absorbed the entire accumulated deficit attributed to the minority interest in excess of the balance of the capital stock pursuant to Accounting Research Bulletin No. 51 (ARB 51), paragraph 15. If future earnings will materialize, the majority interest will be credited to the extent of such losses previously absorbed.

         NOTE 9 -- STOCKHOLDERS' EQUITY

         The company's authorized common stock consists of 50,000,000 shares with $0.01 par value per share. Changes in stockholders' equity for the period September 18, 1968 through December 31, 1998 were not reflected due to un-availability of records.

         As of December 31, 1999, there were 19,0000,000 shares issued and outstanding, retroactively restated to reflect a 1:500 reverse stock split as of April 3, 2000. After the reverse stock split, total shares outstanding as restated are 38,707 shares.

         On September 22, 2000, a 15 to 1 forward stock split was affected on the issued and outstanding shares of 38,807 shares resulting to a restated number of shares of 580,605.


                                      12.

         On December 22, 2000, Future Educational Systems, Inc. entered into a stock exchange agreement with Your Future Holdings, Inc. Under the agreement, FESI exchanged 30,000,000 of its common shares for 15,000,000 of YFHI's common shares, representing 100% of YFHI's issued and outstanding shares.

         On December 22, 2000, a stock purchase agreement was entered between Your Future Holdings, Inc. and Your Future, Inc. Under the agreement, YFHI would purchase 8,750,000 common shares of YFI, which represent 70% of the total issued and outstanding shares of YFI, at a purchase price of $1,000,000.



                                      13.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 2001


         On July 27, 2001, a stock purchase agreement was entered between Future Educational Systems, Inc. and Asean Commercial Holdings, Ltd. whereby FESI would issue six million shares of its common stock to Asean Commercial Holdings, Ltd. in exchange for $600,000 cancellation of debt. On September 28, 2000, 6 million common shares were issued in exchange for the cancellation of $600,000 debt. Additionally, on September 28, 2001, 2,610,890 common shares were issued for $261,089 representing cancellation of note payable to Ridgeway Commercial Ventures, Limited.

         At September 30, 2001 total common shares issued and outstanding is 39,191,495 shares which are designated as follows:

Free Trade shares                                    508,020
Regulation S shares                               32,610,890
Restricted shares                                  6,072,585
                                              --------------
       Total                                      39,191,495
                                              ==============


NOTE 10 -- INCOME TAXES

         There is no provision for federal and state income taxes for the nine months ended September 30, 2001 and year ended December 31, 2000 due to the net loss sustained during the period.

         The Company currently has no issues that create timing differences that would mandate deferred tax expense. Net operating losses would create possible tax assets in future years. Due to the uncertainty as to the utilization of net operating loss carry-forwards, a valuation allowance has been made to the extent of any tax benefit that net -operating losses may generate.

         The Company's total deferred tax asset are as follows:

                                                      September 30,
                                                           2001
                                                      ------------
Estimated Net Operating Loss Carry Forward            $    975,736
                                                      ============
Estimated Current Tax Asset Value of Net Operating
     Loss Carry Forwards at Current Prevailing
     Federal Tax Rate                                 $    146,360
Valuation Allowance                                       (146,360)
                                                      ------------
Net Deferred Tax Asset                                $         --
                                                      ============
Current Income Tax Expense                            $         --
                                                      ============
Deferred Income Tax  Benefit                          $         --
                                                      ============


                                      14.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 2001

NOTE 11 -- COMMITMENTS

         On August 1, 2000 Your Future, Inc. entered into a lease agreement to lease office and training facility under a five-year lease agreement, expiring on July 31, 2005. Future minimum rental payments are as follows as September 30, 2001:

    Year Ending
    December 31
  ---------------
        2001                                      $ 25,517
        2002                                       104,646
        2003                                       108,255
        2004                                       108,255
        2005                                        63,149
                                                  --------
        Total                                     $409,822
                                                  ========

         Rent expense for the nine months ended September 30, 2001 amounted to $79,458.

NOTE 12 -- GOING CONCERN

         These financial statements are presented on the basis that the Company is a going concern. Going concern contemplates the realization of assets and the satisfaction of liabilities in the normal course of business over a reasonable length of time. The accompanying financial statement shows that current liabilities exceed current assets by approximately $110,000 on September 30, 2001. Although one of its subsidiaries, YFI, generates revenue from its operations, YFI is continually suffering from financial losses since its inception. YFI has yet to expand its market to generate profit.

         FESI and YFHI do not have established source of revenues sufficient to cover their operating costs and continue as a going concern. Current sources of funds for operating costs of the Company includes periodic funding of and advances from its investors. Funding from investors has been set for a specified period. After such period expires, the Company's only source of fund would be advances from its investors.


                                      15.

                FUTURE EDUCATIONAL SYSTEMS, INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
                               September 30, 2001


NOTE 13 -- SUPPLEMENTAL CONSOLIDATED CASH FLOWS DISCLOSURES

         Cash paid for interest and income taxes were as follows:

                              NINE MONTHS ENDED
                                SEPTEMBER 30,
                        ------------------------------
                             2001             2000
                        -------------    -------------
Interest                $       6,317    $      10,741
                        =============    =============
Income Taxes            $          --    $          --
                        =============    =============

NOTE 14 -- NONCASH FLOWS DISCLOSURE

            Future Educational Systems, Inc. and Asean Commercial Holdings, Ltd entered into a stock purchase agreement on July 27, 2001 whereby FESI would issue six million shares of its common stock to Asean Commercial Holdings, Ltd. in exchange for $600,000 cancellation of debt.

            On September 28, 2001 2,610,980 common shares were issued in exchange for cancellation of debt in the amount of $261,089.


                                      16.

                FUTURE EDUCATIONAL SYSTEMS INC. AND SUBSIDIARIES
                          (DEVELOPMENT STAGE COMPANIES)
          SCHEDULE OF GENERAL, ADMINISTRATIVE AND DEVELOPMENT EXPENSES
                                   (UNAUDITED)

                                        NINE MONTHS ENDED
                                          SEPTEMBER 30,
                                  ----------------------------
                                      2001            2000
                                  ------------    ------------
Service contract fees             $    145,178    $     33,112
Salaries & wages                       112,517          90,304
Rent                                    79,458          32,300
Professional fees                       56,210          11,060
Development expenses                    15,457           5,758
Taxes & licenses                        14,857          12,641
Office expenses                         14,621          11,253
Travel expenses                          8,450           4,351
Telephone                                7,400          10,591
Bank charges                             1,872             233
Dues & subscription                        644             551
Miscellaneous expenses                  14,414             584
Insurance                                  426             420
                                  ------------    ------------
                                  $    471,504    $    213,158
                                  ============    ============







                        See independent auditors' report.


                                      17.

                                    PART III

ITEM 1.  EXHIBIT INDEX

Sequential No.                                                                    Page No.
--------------                                                                    --------

(3) ARTICLES OF INCORPORATION AND BYLAWS

        3.1    Certificate of Incorporation of Programmed Bookkeeping Systems,
               Inc. (New York) filed September 18, 1968

        3.2 Certificate of Amendment of the Certificate of Incorporation of Programmed Bookkeeping Systems, Inc. filed May 19, 1969

        3.3    Certificate of Change of Programmed Bookkeeping Systems, Inc.
               filed July 15, 1971

        3.4 Certificate of Amendment of the Certificate of Incorporation of Programmed Bookkeeping Systems, Inc. filed May 9, 1983

        3.5    Certificate of Amendment of Certificate of Incorporation of
               Island Resources, Inc. filed December 6, 1983

        3.6 Certificate of Incorporation of Island Resources, Inc. (New York) filed July 23, 1996

        3.7 Articles of Incorporation of Island Resources, Inc. (Nevada) dated July 19, 2000

        3.8 Certificate of Amendment of the Certificate of Incorporation of Island Resources, Inc. (New York) filed October 6, 1998

        3.9    Articles of Merger of Island Resources, Inc., a New York
               Corporation, into Island Resources, Inc., a Nevada Corporation as the Surviving Corporation Pursuant to Section 78.475 et. seq. of the Nevada Revised Statutes filed November 20, 2000

        3.10   Certificate of Correction of Articles of Merger and Future

                                      18.

               Educational Systems, Inc.'s Amended Articles of Merger of Island Resources, Inc., a New York Corporation into Future Educational Systems, Inc. (formerly Island Resources Inc.), a Nevada corporation as surviving corporation, pursuant to Section 78.475 et. seq. of the Nevada Revised Statutes filed March 28, 2001

        3.11   By-Laws of Future Educational Systems, Inc.


(4)     FORM OF COMMON STOCK CERTIFICATE

(10)    MATERIAL AGREEMENTS

        10.1 Stock Exchange Agreement between Future Educational Systems, Inc. and Your Future Holdings, Inc. dated December 22, 2000.

        10.2 Stock Purchase Agreement with Conditional Promissory Note by and between Your Future Holdings, Inc. and Your Future, Inc. dated December 22, 2000


(21)    LIST OF SUBSIDIARIES

(23)    CONSENTS - EXPERTS

        23.1   Consent of Josefina de la Cruz, Certified Public Accountant

                                   SIGNATURES

         Pursuant to the requirements of Section 12 of the Securities Exchange Act of 1934, the Registrant has duly caused this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized.


                                      19.

Date: November 16, 2001             FUTURE EDUCATIONAL SYSTEMS, INC.


                                    By: /s/ Gilbert Cheang
                                        -----------------------------
                                        Gilbert Cheang
                                        Director/President



                                      20.